Form 10-K, Exhibit 13
period 1993-12-31
PENNSYLVANIA POWER CO
filed 1994-03-25
CIK 77278

SELECTED FINANCIAL DATA                                                              Pennsylvania Power Company
- ---------------------------------------------------------------------------------------------------------------
                                          1993           1992            1991           1990            1989
                                       ----------      ---------      ----------     ----------        --------
                                                             (Dollars in thousands)
Operating Revenues                     $  292,084      $ 315,458      $  321,845     $  318,056      $  313,757
                                       ==========      =========      ==========     ==========      ==========
Operating Income                       $   62,777      $  66,525      $   81,102     $   65,992      $   73,588
                                       ==========      =========      ==========     ==========      ==========
Net Income                             $   21,317      $  30,956      $   40,197     $   25,519        $ 34,660
                                       ==========      =========      ==========     ==========      ==========
Earnings on Common Stock               $   15,454      $  24,457      $   32,475     $   15,537      $   23,987
                                       ==========      =========      ==========     ==========      ==========
Return on Average Common Equity               5.9%           9.2%           12.2%           5.7%            8.6%
                                              ===            ===            ====            ===             ===
Cash Dividends on Common Stock         $   21,386      $  27,676      $   27,676     $   27,676      $   27,676
                                       ==========      =========      ==========     ==========      ==========
Total Assets                           $1,180,983      $ 986,158      $1,022,099     $1,091,090      $1,065,574
                                       ==========      =========      ==========     ==========      ==========

CAPITALIZATION:
Common Stockholder's Equity            $  254,782      $ 261,518      $  266,058     $  262,059      $  274,158
Preferred Stock-
  Not Subject to Mandatory Redemption      50,905         41,905          41,905         41,905          41,905
  Subject to Mandatory Redemption          20,500         30,362          34,282         38,722          59,662
Long-Term Debt                            440,555        398,630         408,443        431,146         411,473
                                       ----------      ---------      ----------     ----------      ----------
    Total Capitalization               $  766,742      $ 732,415      $  750,688     $  773,832      $  787,198
                                       ==========      =========      ==========     ==========      ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity                  33.2%          35.7%           35.4%          33.9%           34.8%
Preferred Stock-
  Not Subject to Mandatory Redemption         6.6            5.7             5.6            5.4             5.3
  Subject to Mandatory Redemption             2.7            4.2             4.6            5.0             7.6
Long-Term Debt                               57.5           54.4            54.4           55.7            52.3
                                            -----          -----           -----          -----           -----
    Total Capitalization                    100.0%         100.0%          100.0%         100.0%          100.0%
                                            =====          =====           =====          =====           =====

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

      Net income decreased approximately $9,639,000 during 1993 compared to 1992. The decrease was a result of nonrecurring charges which reflect a $17,029,000 after-tax write-off in the fourth quarter due to the termination of Perry Unit 2 and expected resolution of fuel cost recovery issues. The effect on 1993 net income from these items was partially offset by a $5,653,000 credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).
      The shutdown of Sharon Steel in November 1992 significantly reduced the Company's retail sales, which dropped 10.2% in 1993 compared to 1992. Industrial sales were down 27.6% during the year as a result of the shutdown. Excluding the effect of Sharon Steel, industrial and retail sales increased 0.2% and 3.5%, respectively, during 1993. Residential and commercial sales were up 5.2% and 6.2%, respectively, over 1992 levels as a result of more extreme weather conditions in 1993. A 28.1% drop in sales to other utilities had an adverse effect on total kilowatt-hour sales, which were down 15.6% in 1993 compared to 1992. The reduction in sales to other utilities resulted from lower sales to Ohio Edison (Edison) coupled with decreased demand for bulk power in the spot market. Sales to Edison decreased 40.3% and sales to non-associated utilities fell 17.5%. Total kilowatt-hour sales were up 3.8% in 1992 compared with 1991, primarily due to a 25.6% increase in sales to other utilities.
      The following summarizes the sources of changes in operating revenues during 1993 and 1992 as compared to the previous year:

                                          1993            1992
                                         ------          ------
                                             (In millions)

Change in Sharon Steel revenue           $(20.5)         $ (6.7)
Change in retail kilowatt-hour sales        9.4             1.9
Change in average retail electric price    (3.1)            1.5
Sales to utilities                         (7.7)            0.4
Other                                      (1.5)           (3.5)
                                         ------          ------
Net Decrease                             $(23.4)         $ (6.4)
                                         ======          ======

      As discussed in Note 3, the Company will not participate in further construction of Perry Unit 2 and has abandoned it as a possible electric generating plant. The unit was approximately 50% complete when construction was suspended in 1985. Based on section 520 of the Pennsylvania Public Utility Code, the Company expects to recover its investment in Perry 2 from its customers. However, due to the anticipated delay in commencement of recovery and taking into account the expected rate treatment, the Company recognized an impairment to its Perry Unit 2 investment of $24,458,000. As a result, net income for the year ended December 31, 1993, was reduced by $14,165,000.
      The Company has taken steps to conserve cash and improve earnings opportunities in light of the adverse effects resulting from the shutdown of Sharon Steel. The Company closed two old coal-fired generating units in 1993 which is expected to reduce annual operating costs by approximately $3,200,000. This action will also eliminate the need to make additional capital expenditures of approximately $10,000,000 over the next five years. In February 1993, the Company's Board of Directors reduced the quarterly common stock dividend to $.85 per share from the previous level of $1.10 per share. This action reduced the Company's annual cash outlay for dividends by approximately $6,300,000.
      The 1993 decrease in fuel and purchased power costs was due to reduced requirements associated with the drop in sales. The decrease was partially offset by a nonrecurring charge of approximately $4,950,000 for the expected resolution of fuel cost recovery issues (see Note 1).
      The increase in nuclear operating costs over last year was mainly due to increased expenses resulting from forced and scheduled outages. Contributing to the increase were expenses associated with performance results at Perry Unit 1 during the year. As a result of mechanical failures, Perry produced electricity for less than half the year. The operating company is undertaking significant corrective actions, including additional maintenance work to be performed during the refueling outage currently in process and for the refueling outage scheduled for 1995. Work done during the outages is expected to enhance systems and improve Perry's performance. The 1992 reduction in nuclear operating costs resulted from additional costs, in 1991, of approximately $7,000,000 related to the refueling of Beaver Valley Unit 1.

      The decrease in other operating costs during 1993 was due primarily to last year's $13,900,000 increase in the provision for uncollectible accounts. That decrease was partially offset by a $3,400,000 charge in 1993 for a voluntary early retirement program offered to production department employees and additional costs of $4,500,000 resulting from the January 1, 1993, adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company is deferring incremental costs resulting from the adoption of SFAS No. 106, which are reflected in the change in amortization of net regulatory assets compared with the 1992 amounts.
      Lower depreciation expense in 1993 reflects depreciation rates that were reduced in 1993 as a result of an updated depreciation study filed with the Pennsylvania Public Utility Commission (PPUC). The depreciation study takes into consideration extended useful lives of certain generation and distribution facilities.
      Interest on long-term debt decreased in 1993 and 1992 compared to 1992 and 1991, respectively, as a result of long-term debt refinancings at lower rates. During 1993, the Company issued approximately $153,000,000 principal amount of new debt at a weighted average cost of 6.56% and redeemed approximately $130,000,000 principal amount of debt with a weighted average cost of 8.84%. The Company also paid off all short-term debt that was outstanding at the beginning of the year. The 1993 increase in other interest expense compared to last year is due primarily to costs associated with the debt refinancings. The 1992 reduction in other interest expense, compared with 1991, reflects reduced short-term borrowing in 1992 and the absence of a 1991 provision for interest associated with outage-related refunds and estimated interest payable in connection with federal income tax adjustments for prior years.
      The electric utility industry is subject to the same inflationary pressures as those experienced by other industries. To the extent that the Company incurs additional costs or receives benefits resulting from the effects of inflation, those effects are generally reflected in the Company's electric rates through the traditional rate making process.

CAPITAL RESOURCES AND LIQUIDITY

      Despite the decrease in sales, the Company improved its cash position compared to the end of 1992. All cash requirements for 1993 were met with internally generated funds, with cash and cash equivalents increasing by nearly $9,200,000 during the year. All financing activities during the year were for refunding purposes, as discussed above.
      At December 31, 1993, the Company had approximately $13,000,000 of cash and temporary investments and no short-term indebtedness. At the end of the year, the Company had available $35,000,000 of bank lines of credit and $52,000,000 of bank facilities which may be borrowed on a short-term basis at the banks' discretion.
      Capital requirements in 1993 for the Company's construction programs, capital leases and nuclear fuel were approximately $36,000,000. The 1994-1998 construction program and capital lease requirements are currently estimated to be approximately $140,000,000 (excluding nuclear fuel), of which approximately $27,000,000 applies to 1994. The Company has additional cash requirements of approximately $58,000,000 for the 1994-1998 period to meet maturities of, and sinking fund requirements for, long-term debt (excluding nuclear fuel) and preferred stock; of that amount approximately $2,000,000 applies to 1994.
      Investments for additional nuclear fuel during the 1994-1998 period are estimated to be approximately $38,000,000, of which approximately $9,000,000 applies to 1994. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $44,000,000 and $10,000,000, respectively, as the nuclear fuel is consumed.
      Sales by the Company of first mortgage bonds and of preferred stock require that applicable earnings coverage tests be met. With respect to the issuance of first mortgage bonds, other requirements also apply and are more restrictive than the earnings test at the present time. The Company is currently able to issue $96,000,000 principal amount of first mortgage bonds, with up to $15,000,000 of such amount issuable against property additions; the remainder could be issued against previously retired bonds. The Company could issue approximately $50,000,000 of additional preferred stock before the end of the first quarter of 1994.

For the remainder of 1994, however, the earnings coverage test contained in the Company's charter precludes the issuance of additional preferred stock due to the inclusion of the charge for the Perry Unit 2 impairment in the earnings test. Additional preferred stock capability is expected to be restored in January 1995.
      In January 1994, the Central Area Power Coordination Group (CAPCO) companies reached a settlement in connection with a 1991 lawsuit against General Electric Company regarding the Perry Plant. The settlement provides for cash payments to the CAPCO companies and discounts on future purchases from General Electric. This settlement will not materially affect the Company's results of operations in future years.
      The CAPCO companies filed suit against Westinghouse Electric Corporation in 1991 alleging that six steam generators supplied by Westinghouse for the Beaver Valley Plant are defective and that replacement could be required earlier than their 40-year design life.
The operating company has no current plans to replace the steam generators and is evaluating the feasibility of applying new technologies to repair the generators. If the generators would need to be replaced the capital costs to the CAPCO companies could range from $100,000,000 to $150,000,000 for Beaver Valley Unit 1 based upon the costs other utilities have experienced. The Company has a 17.5% ownership interest in Beaver Valley Unit 1.
      The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide and oxides of nitrogen from the Company's coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning less polluting fuel, purchasing emission allowances from others, operating existing facilities in a manner which minimizes pollution and retiring facilities. In a system compliance plan for the Company and Edison submitted to the PPUC and to the Environmental Protection Agency, the Company stated that reductions for the years 1995 through 1999 are likely to be achieved by burning lower sulfur fuel, generating more electricity at their lower emitting plants and/or purchasing emission allowances. The Company continues to evaluate its compliance plan and other compliance options as they arise. Plans for complying with the year 2000 reductions are less certain at this time.

OUTLOOK

      The changing environment in the utility industry is posing competitive challenges for the Company. Many of these challenges are a result of the Energy Policy Act of 1992. Others result from attempts by large users of electricity to choose their supplier. In order to meet the competitive challenges that may lie ahead, the Company is aggressively pursuing opportunities to reduce costs, increase revenues, and improve operating efficiencies, which, if successful will improve its competitive position. The Company and Edison are currently in the process of a comprehensive review of their business operations as part of a performance initiative, to further identify opportunities for improvement. Operating results should improve as a result of these activities.


STATEMENTS OF INCOME                                        Pennsylvania Power Company
- --------------------------------------------------------------------------------------
For the Years Ended December 31,                        1993        1992        1991
                                                      --------    --------    --------
                                                               (In thousands)
OPERATING REVENUES                                    $292,084    $315,458    $321,845
                                                      --------    --------    --------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                              67,312      80,303      82,647
  Nuclear operating costs                               30,162      24,588      32,799
  Other operating costs                                 61,125      67,578      52,054
                                                      --------    --------    --------
    Total operation and maintenance expenses           158,599     172,469     167,500
  Provision for depreciation                            29,260      30,856      29,166
  Amortization (deferral) of net regulatory assets      (4,339)      2,377      (2,377)
  General taxes                                         22,591      22,162      22,698
  Income taxes                                          23,196      21,069      23,756
                                                      --------    --------    --------
   Total operating expenses and taxes                  229,307     248,933     240,743
                                                      --------    --------    --------

OPERATING INCOME                                        62,777      66,525      81,102
                                                      --------    --------    --------
OTHER INCOME AND EXPENSE:
  Perry Unit 2 termination (Note 3)                    (24,458)       -           -
  Income tax benefit from Perry Unit 2 termination      10,293        -           -
  Other                                                  1,542         781       2,461
                                                      --------    --------    --------
    Total other income (expense)                       (12,623)        781       2,461
                                                      --------    --------    --------

TOTAL INCOME                                            50,154      67,306      83,563
                                                      --------    --------    --------
NET INTEREST:
  Interest on long-term debt                            33,208      35,707      37,867
  Interest on nuclear fuel obligations                     401         457       1,013
  Allowance for borrowed funds used during
    construction                                          (772)       (678)     (1,329)
  Other interest expense                                 1,653         864       5,815
                                                      --------    --------    --------
    Net interest                                        34,490      36,350      43,366
                                                      --------    --------    --------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING                                            15,664      30,956      40,197
Cumulative effect to January 1, 1993, of a change in
  accounting for unbilled revenues (net of income
  taxes of 4,108,000) (Note 2)                           5,653        -           -
                                                      --------    --------    --------

NET INCOME                                              21,317      30,956      40,197

PREFERRED STOCK DIVIDEND REQUIREMENTS                    5,863       6,499       7,722
                                                      --------    --------    --------
EARNINGS ON COMMON STOCK                              $ 15,454    $ 24,457    $ 32,475
                                                      ========    ========    ========

The accompanying Notes to Financial Statements are an integral part of these statements.

BALANCE SHEETS                                                 Pennsylvania Power Company
- -----------------------------------------------------------------------------------------
At December 31,                                                 1993              1992
                                                            -----------       -----------
                                                                  (In thousands)
                               ASSETS
UTILITY PLANT:
In service, at original cost                                $1,209,961        $1,138,408
Less-Accumulated provision for depreciation                    394,530           365,251
                                                            ----------        ----------
                                                               815,431           773,157
                                                            ----------        ----------
Construction work in progress-
  Electric plant (Note 3)                                       10,996            60,239
  Nuclear fuel                                                   8,604            15,805
                                                            ----------        ----------
                                                                19,600            76,044
                                                            ----------        ----------
                                                               835,031           849,201
                                                            ----------        ----------
OTHER PROPERTY AND INVESTMENTS                                  15,064            15,258
                                                            ----------        ----------
CURRENT ASSETS:
Cash and cash equivalents                                       12,819             3,663
Accounts receivable-
  Customers (less accumulated provisions of $559,000 and
    $429,000, respectively, for uncollectible accounts)
    (Note 2)                                                    28,122            19,514
  Parent company                                                19,737            15,170
  Other                                                         17,427            14,418
Materials and supplies, at average cost-
  Fuel                                                           4,350             8,547
  Other                                                         12,088            12,557
Prepayments                                                      4,868             2,528
                                                            ----------        ----------
                                                                99,411            76,397
                                                            ----------        ----------
DEFERRED CHARGES:
Regulatory assets                                              222,301            38,984
Other                                                            9,176             6,318
                                                            ----------        ----------
                                                               231,477            45,302
                                                            ----------        ----------
                                                            $1,180,983        $  986,158
                                                            ==========        ==========
                  CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                 $  254,782        $  261,518
Preferred stock-
  Not subject to mandatory redemption                           50,905            41,905
  Subject to mandatory redemption                               20,500            30,362
Long-term debt-
  Associated companies                                          16,401            21,567
  Other                                                        424,154           377,063
                                                            ----------        ----------
                                                               766,742           732,415
                                                            ----------        ----------
CURRENT LIABILITIES:
Currently payable preferred stock and long-term debt-
  Associated companies                                          10,216            10,633
  Other                                                          1,788            30,246
Notes payable to banks (Note 7)                                   -               15,000
Accounts payable-
  Associated companies                                           7,755             8,329
  Other                                                         32,680            25,480
Accrued taxes                                                    6,658             9,548
Accrued interest                                                 9,924             8,971
Other                                                           14,308            16,195
                                                            ----------        ----------
                                                                83,329           124,402
                                                            ----------        ----------
DEFERRED CREDITS:
Accumulated deferred income taxes                              273,319            74,336
Accumulated deferred investment tax credits                     33,560            34,921
Other                                                           24,033            20,084
                                                            ----------        ----------
                                                               330,912           129,341
                                                            ----------        ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 5 & 8)
                                                            $1,180,983        $  986,158
                                                            ==========        ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

STATEMENTS OF CAPITALIZATION                                                      Pennsylvania Power Company
- ------------------------------------------------------------------------------------------------------------
At December 31,         (Dollars in thousands, except per share amounts)                1993          1992
COMMON STOCKHOLDERS' EQUITY:
 Common stock, $30 par value, 6,500,000 shares authorized,
   6,290,000 shares outstanding                                                       $188,700      $188,700
 Other paid-in capital                                                                    (310)           41
 Retained earnings (Note 6a)                                                            66,392        72,777
                                                                                      --------      --------
   Total common stockholder's equity                                                   254,782       261,518
                                                                                      --------      --------

                                            Number of Shares       Optional
                                              Outstanding      Redemption Price
                                             --------------  ---------------------
                                              1993    1992   Per Share   Aggregate
                                             ------  ------  ---------   ---------
PREFERRED STOCK (Note 6b):
Cumulative, $100 par value-
Authorized 1,200,000 shares
 Not Subject to Mandatory Redemption:
   4.24%                                     40,000   40,000  $ 103.13   $  4,125        4,000        4,000
   4.25%                                     41,049   41,049    105.00      4,310        4,105        4,105
   4.64%                                     60,000   60,000    102.98      6,179        6,000        6,000
   7.64%                                     60,000   60,000    101.42      6,085        6,000        6,000
   7.75%                                    250,000     -       100.00     25,000       25,000         -
   8.00%                                     58,000   58,000    102.07      5,920        5,800        5,800
   8.48%                                       -      80,000      -          -            -           8,000
   9.16%                                       -      80,000      -          -            -           8,000
                                            -------  -------             --------     --------     --------
     Total not subject to mandatory
      redemption                            509,049  419,049             $ 51,619       50,905       41,905
                                            =======  =======             ========     --------     --------
 Subject to Mandatory Redemption (Note 6c):
   7.625%                                   150,000  150,000  $ 107.63   $ 16,144       15,000       15,000
   8.24%                                       -      45,000      -          -            -           4,500
  11.00%                                      3,616   11,616    102.75        372          362        1,162
  11.50%                                       -      60,000      -          -            -           6,000
  13.00%                                     60,000   70,000    107.15      6,429        6,000        7,000
  Redemption within one year                                                              (862)      (3,300)
                                            -------  -------             --------     --------     --------
     Total subject to mandatory redemption  213,616  336,616             $ 22,945       20,500       30,362
                                           ========  =======             ========     --------     --------
LONG-TERM DEBT (Note 6d):
 First mortgage bonds-
   4.375% due 1993                                                                        -           9,000
   9.000% due 1996                                                                      50,000       50,000
   8.000% due 1999                                                                        -          12,000
   9.740% due 1999-2019                                                                 20,000       20,000
   7.875% due 2001                                                                        -          12,000
   8.000% due 2001                                                                        -          10,000
   7.625% due 2002                                                                        -          12,000
   7.500% due 2003                                                                      40,000       40,000
   6.375% due 2004                                                                      50,000         -
   6.625% due 2004                                                                      20,000         -
   8.750% due 2006                                                                        -          15,000
   8.500% due 2022                                                                      50,000       50,000
   7.625% due 2023                                                                      40,000         -
                                                                                      --------     --------
     Total first mortgage bonds                                                        270,000      230,000
                                                                                      --------     --------
 Secured notes and obligation-
   7.900% due 1993-2001                                                                   -             950
   5.750% due 1993-2003                                                                   -           2,850
   7.300% due 1993-2003                                                                   -             238
  11.080% due 1995                                                                        -          20,000
  12.450% due 1995                                                                        -          20,000
   4.750% due 1998                                                                         850         -
   6.750% due 1998-2007                                                                   -          10,600
   6.080% due 2000                                                                      23,000         -
   5.400% due 2013                                                                       1,000         -
   8.980% due 2013                                                                        -           4,200
   9.000% due 2013                                                                        -           1,000
  12.000% due 2014                                                                      12,700       12,700
   8.125% due 2015                                                                      14,250       14,250
   5.400% due 2017                                                                      10,600         -
   7.150% due 2017                                                                      17,925       17,925
   5.900% due 2018                                                                      16,800       16,800
   8.100% due 2018                                                                      10,300       10,300
   8.100% due 2020                                                                       5,200        5,200
   7.150% due 2021                                                                      14,482       14,482
   6.450% due 2027                                                                      14,500       14,500
   5.450% due 2028                                                                       6,950         -
   5.950% due 2029                                                                         238         -
                                                                                      --------     --------
     Total secured notes and obligation                                                148,795      165,995
                                                                                      --------     --------
 Other obligations-
   Nuclear fuel                                                                         25,893       31,158
 Capital leases (Note 5)                                                                 8,690        9,862
                                                                                      --------     --------
     Total other obligations                                                            34,583       41,020
                                                                                      --------     --------
 Net unamortized discount on debt                                                       (1,681)        (806)
                                                                                      --------     --------
 Long-term debt due within one year                                                    (11,142)     (37,579)
                                                                                      --------     --------
Total long-term debt                                                                   440,555      398,630
                                                                                      --------     --------
TOTAL CAPITALIZATION                                                                  $766,742     $732,415
                                                                                      ========     ========

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF RETAINED EARNINGS                                                            Pennsylvania Power Company
- ---------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                                      1993        1992        1991
                                                                                    --------    --------    --------
                                                                                             (In thousands)
Balance at beginning of year                                                        $ 72,777    $ 77,317    $ 73,170
Net income                                                                            21,317      30,956      40,197
                                                                                    --------    --------    --------
                                                                                      94,094     108,273     113,367
                                                                                    --------    --------    --------
Cash dividends on common stock                                                        21,386      27,676      27,676
Cash dividends on preferred stock                                                      5,639       6,448       7,698
Premium on redemption of preferred stock                                                 677       1,372         676
                                                                                    --------    --------    --------
                                                                                      27,702      35,496      36,050
                                                                                    --------    --------    --------
Balance at end of year (Note 6a)                                                    $ 66,392    $ 72,777    $ 77,317
                                                                                    ========    ========    ========



STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
- ---------------------------------------------------------------------------------------------------------------------

                                                                                      Preferred Stock
                                                                       ----------------------------------------------
                                            Common Stock                  Not Subject to            Subject to
                                  --------------------------------     Mandatory Redemption    Mandatory Redemption
                                                            Other      --------------------    --------------------
                                    Number       Par       Paid-In       Number       Par        Number       Par
                                  of Shares     Value      Capital      of Shares    Value      of Shares    Value
                                  ---------     -----      -------      ---------    -----      ---------    -----
                                                                     (Dollars in thousands)
Balance, January 1, 1991          6,290,000    $188,700     $ 189        419,049   $ 41,905      573,416    $ 57,342
  Redemptions-
      8.24% Series                                                                                (5,000)       (500)
     11.00% Series                                                                                (8,000)       (800)
     11.50% Series                                           (148)                              (165,000)    (16,500)
     13.00% Series                                                                               (10,000)     (1,000)
     15.00% Series                                                                                (6,400)       (640)
                                 ----------    --------     -----       --------   --------     --------    --------
Balance, December 31, 1991        6,290,000     188,700        41        419,049     41,905      379,016      37,902
  Sale of 7.625% Preferred Stock                                                                 150,000      15,000
  Redemptions-
      8.24% Series                                                                                (5,000)       (500)
     10.50% Series                                                                              (100,000)    (10,000)
     11.00% Series                                                                                (8,000)       (800)
     11.50% Series                                                                               (15,000)     (1,500)
     13.00% Series                                                                               (10,000)     (1,000)
     15.00% Series                                                                               (54,400)     (5,440)
                                 ----------    --------     -----       --------   --------     --------    --------
Balance, December 31, 1992        6,290,000     188,700        41        419,049     41,905      336,616      33,662
  Sale of 7.75% Preferred Stock                              (345)       250,000     25,000
  Redemptions-
      8.24% Series                                                                               (45,000)     (4,500)
      8.48% Series                                             (6)       (80,000)    (8,000)
      9.16% Series                                                       (80,000)    (8,000)
     11.00% Series                                                                                (8,000)       (800)
     11.50% Series                                                                               (60,000)     (6,000)
     13.00% Series                                                                               (10,000)     (1,000)
                                 ----------    --------     -----       --------   --------      --------    --------
Balance, December 31, 1993        6,290,000    $188,700     $(310)       509,049   $ 50,905      213,616     $ 21,362
                                 ==========    ========    ======       ========   ========      =======     ========

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS                                     Pennsylvania Power Company
- ---------------------------------------------------------------------------------------
For the Years Ended December 31,                        1993        1992        1991
                                                              (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $ 21,317    $ 30,956    $ 40,197
Adjustments to reconcile net income to net cash
 from operating activities:
  Provision for depreciation                            29,260      30,856      29,166
  Nuclear fuel and lease amortization                    8,812      13,866      11,061
  Deferred income taxes, net                            10,261        (446)     (8,575)
  Investment tax credits, net                           (1,361)       (959)      2,784
  Deferred revenue                                        -         19,517      37,757
  Allowance for equity funds used during construction     (237)       (114)       -
  Deferred fuel costs, net                                 199       2,745        (930)
  Cumulative effect of an accounting change for
   unbilled revenues                                    (5,653)       -           -
  Perry Unit 2 termination                              24,458        -           -
  Tax surcharge amortization (deferral) net               -          2,377      (2,377)
                                                      --------    --------    --------
    Internal cash before dividends                      87,056      98,798     109,083
  Receivables                                           (5,974)     19,077     (11,983)
  Materials and supplies                                 4,666      (3,870)      2,048
  Accounts payable                                       4,196      (8,886)      7,449
  Other                                                 (6,178)    (11,560)      4,539
                                                      --------    --------    --------
    Net cash provided from operating activities         83,766      93,559     111,136
                                                      --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Preferred stock                                       24,654      15,000        -
  Long-term debt                                       149,867     102,914      31,696
  Notes payable, net                                      -          7,000        -
Redemptions and Repayments-
  Preferred stock                                       28,970      20,612      20,223
  Long-term debt                                       145,809     137,343      74,968
  Notes payable, net                                    15,000        -         29,000
Dividend Payments-
  Common stock                                          21,386      27,676      27,676
  Preferred stock                                        5,639       6,448       7,698
                                                      --------    --------    --------
     Net cash used for financing activities             42,283      67,165     127,869
                                                      --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                      31,328      26,465      24,296
Loan payment from parent                                  -           -        (37,000)
Other                                                      999         344         707
                                                      --------    --------    --------
     Net cash used for (provided from) investing
      activities                                        32,327      26,809     (11,997)
                                                      --------    --------    --------
Net increase (decrease) in cash and cash equivalents     9,156        (415)     (4,736)
Cash and cash equivalents at beginning of year           3,663       4,078       8,814
                                                      --------    --------    --------
Cash and cash equivalents at end of year              $ 12,819    $  3,663    $  4,078
                                                      ========    ========    ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)               $ 32,391    $ 37,111    $ 39,852
  Income taxes                                          10,403      31,312      23,649

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF TAXES                                          Pennsylvania Power Company
- ---------------------------------------------------------------------------------------
For the Years Ended December 31,                       1993        1992        1991
                                                     --------     -------     -------
                                                               (In thousands)
GENERAL TAXES:
State gross receipts                                  $10,754     $10,623     $11,422
Real and personal property                              6,712       6,762       6,702
State capital stock                                     2,000       2,252       2,457
Social security and unemployment                        2,643       2,067       1,822
Other                                                     482         458         295
                                                      -------     -------     -------
     Total general taxes                              $22,591     $22,162     $22,698
                                                      =======     =======     =======
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                             $ 3,292     $14,933     $20,454
  State                                                   716       7,551      10,142
                                                      -------     -------     -------
                                                        4,008      22,484      30,596
                                                      -------     -------     -------
Deferred, net-
  Federal                                              10,035         254      (3,259)
  State                                                 4,291        (700)     (5,316)
                                                      -------     -------     -------
                                                       14,326        (446)     (8,575)
                                                      -------     -------     -------
Investment tax credits, net of amortization            (1,361)       (959)      2,784
                                                      -------     -------     -------
     Total provision for income taxes                 $16,973     $21,079     $24,805
                                                      =======     =======     =======
INCOME STATEMENT CLASSIFICATION OF
PROVISION FOR INCOME TAXES:
Operating expenses                                    $23,196     $21,069     $23,756
Other income                                          (10,331)         10       1,049
Cumulative effect of a change in accounting             4,108        -           -
                                                      -------     -------     -------
     Total provision for income taxes                 $16,973     $21,079     $24,805
                                                      =======     =======     =======

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:

Book income before provision for income taxes         $38,290     $52,035     $65,002
                                                      =======     =======     =======
Federal income tax expense at statutory rate          $13,402     $17,692     $22,101
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax
    benefit                                             3,255       4,522       3,185
  Amortization of investment tax credits               (1,361)     (2,279)     (1,831)
  Excess of book over tax depreciation, net              -          2,863       2,067
  Amortization of tax regulatory assets                 2,376        -           -
  Other, net                                             (699)     (1,719)       (717)
                                                      -------     -------     -------
     Total provision for income taxes                 $16,973     $21,079     $24,805
                                                      =======     =======     =======

SOURCES OF DEFERRED INCOME TAXES:
Excess of tax over book depreciation, net                         $ 1,370     $ 6,736
Difference between tax and book revenue, net                       (6,835)    (15,363)
Deferred fuel costs                                                (1,042)     (1,380)
Deferred loss on reacquired debt, net                               1,605         359
Amortization of deferred interest on leased
  nuclear fuel                                                     (1,144)     (1,123)
Alternative minimum tax credits utilized                            5,843       2,908
Pension costs                                                       1,329       1,120
Recoverable tax surcharge costs                                      (978)        978
Other, net                                                           (594)     (2,810)
                                                                  -------     -------
     Net deferred income taxes                                    $  (446)    $(8,575)
                                                                  ========    =======

ACCUMULATED DEFERRED INCOME TAXES AT
  DECEMBER 31, 1993:
Property basis differences                           $163,828
Allowance for equity funds used during
  construction                                         40,958
Deferred nuclear expense                                8,914
Customer receivables for future income taxes           56,781
Unamortized investment tax credits                    (14,124)
Alternative minimum tax credits                        (9,646)
Other                                                  26,608
                                                     --------
   Net deferred income tax liability                 $273,319
                                                     ========

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES:

      The Company, a wholly owned subsidiary of Ohio Edison Company (Edison), follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC).

      REVENUES-The Company's retail customers are metered on a cycle basis. Revenue was recognized for electric service based on meters read through the end of the year for years prior to 1993. Beginning in 1993, revenue is recognized to include unbilled sales through the end of the year (see Note 2). Accounts receivable from customers include approximately $8,378,000 relating to metered but unbilled revenues through December 31, 1993. Reference is made to Note 4 with respect to the Company's policy of recognizing revenues in connection with a rate phase-in plan completed in 1992.
      Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1993 or 1992, with respect to any particular segment of the Company's customers.
      On November 30, 1992, Sharon Steel Corporation, the Company's then largest customer, filed a petition under Chapter 11 of the Federal Bankruptcy Code. Revenues from Sharon Steel amounted to approximately $24,518,000 and $29,354,000 in 1992 and 1991, respectively.

      FUEL COSTS-The Company recovers fuel and net purchased power costs not otherwise recovered through base rates from its customers through an annual "levelized" energy cost rate (ECR). The ECR, which includes adjustment for any over or under collection from customers, is recalculated each year. Accordingly, the Company defers the difference between actual energy costs and the amounts currently recovered from its customers.
      In December 1991, the Company was ordered by the PPUC to refund replacement power costs recovered from customers through the ECR during an extended outage at Beaver Valley Unit 1 in 1979. As a result, the Company recorded a liability for the estimated refund of $4,282,000, including $1,828,000 of interest, reducing net income by $2,519,000 during the fourth quarter of 1991. The Company expects to begin making these refunds in 1994 or 1995.

      On March 17, 1993, the Office of Consumer Advocate (OCA) filed a complaint against the Company with the PPUC regarding the Company's current ECR. The complaint objects to the elimination of certain contractual arrangements for the sale of generating capacity to Edison. In the past, sales under these arrangements were included in the ECR calculation, and the OCA alleges the elimination of the arrangements increases the Company's recoverable energy costs. The Company recognized an after-tax charge of approximately $2,864,000 in the fourth quarter of 1993 relating to the expected resolution of this issue.

      UTILITY PLANT AND DEPRECIATION-Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, pensions and other fringe benefits, administrative and general costs and allowance for funds used during construction (AFUDC).
      The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was 2.7% in 1993 and 3.0% in 1992 and 1991. The reduced rate in 1993 resulted from the Company's annual depreciation study filed with the PPUC which took into consideration extended useful lives of certain generation and distribution facilities. This revision reduced the 1993 provision for depreciation by approximately $2,700,000.
      The Company recognizes approximately $300,000 annually (as depreciation expense) for future decommissioning costs applicable to its ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these units in current dollars is estimated to be approximately $69,000,000. The Company has recovered approximately $2,400,000 from customers through December 31, 1993; such amounts are reflected in the reserve for depreciation on the Balance Sheet. If the actual costs of decommissioning the units exceed the accumulated amounts recovered from customers, the Company expects that difference to be recoverable from its customers. The Company has approximately $3,500,000 invested in external decommissioning trust funds as of December 31, 1993. Earnings on these funds are recorded as an addition to the trust investment with a corresponding increase to the depreciation reserve.

      The Company has also recognized an estimated liability of $3,192,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy
(DOE), as required by the Energy Policy Act of 1992. The Company recovers these costs through its ECR.

      COMMON OWNERSHIP OF
      GENERATING FACILITIES-The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its ownership interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1993, include the following:

                  Utility   Accumulated    Construc-    Company's
                   Plant     Provision       tion        Owner-
  Generating        in          for        Work in        ship
    Units         Service   Depreciation   Progress     Interest
- ------------------------------------------------------------------
                                (In thousands)

W. H. Sammis #7   $ 56,600    $ 17,200      $   -         20.80%
Bruce Mansfield
#1, #2 and #3       89,000      37,200       1,000         5.76%
Beaver Valley #1   222,900      82,100       1,700        17.50%
Perry #1           336,400      46,600       1,500         5.24%
- ------------------------------------------------------------------
Total             $704,900    $183,100      $4,200
==================================================================

      NUCLEAR FUEL-OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.
      Minimum lease payments during the next five years are estimated to be as follows:

- -------------------------------------------------------------------------
                    1994                     $9,845,000
                    1995                      8,001,000
                    1996                      4,292,000
                    1997                      2,414,000
                    1998                      1,114,000
- -------------------------------------------------------------------------

      The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

      ALLOWANCE FOR FUNDS USED
      DURING CONSTRUCTION-AFUDC represents financing costs capitalized to construction work in progress (CWIP) during the construction period. The borrowed funds portion reflects capitalized interest payments, and the equity funds portion represents the noncash capitalization of imputed equity costs. AFUDC varies according to changes in the level of CWIP and in the sources and costs of capital. The AFUDC rates (excluding nuclear fuel interest) were 5.3%, 6.4% and 6.8% in 1993, 1992 and 1991, respectively. Capitalization rates for interest on nuclear fuel were 3.4%, 4.3% and 6.7% in 1993, 1992 and 1991, respectively.

      INCOME TAXES-Details of the total provision for income taxes are shown on the Statements of Taxes. The deferred income taxes in 1992 and 1991 resulted from timing differences in the recognition of revenues and expenses for tax and accounting purposes.
      All investment tax credits which were deferred when utilized are being amortized over the estimated life of the related property. The Company has $9,646,000 of alternative minimum tax credits available to offset future federal income taxes payable; such credits may be carried forward indefinitely.
      The Company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes," on January 1, 1993, which requires the liability method to be used to account for deferred income taxes. Under this standard, deferred income tax liabilities related to tax and accounting basis differences must be recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The components of accumulated deferred income taxes as of December 31, 1993, are disclosed on the Statements of Taxes.
      The Company is included in Edison's consolidated federal income tax return. The consolidated tax liability is allocated on a separate company basis, with any tax losses or credits paid to the Company when earned.

      RETIREMENT BENEFITS-The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 1993.

      The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:
                                                     1993        1992
- ------------------------------------------------------------------------
                                                     (In thousands)
Actuarial present value of benefit
 obligations:
     Vested benefits                              $  78,042   $  57,812
Nonvested benefits                                    5,933       4,489
- -----------------------------------------------------------------------
Accumulated benefit obligation                    $  83,975   $  62,301
=======================================================================
Plan assets at fair value                         $ 123,092   $ 112,764
Actuarial present value of projected
 benefit obligation                                 107,702      80,360
- -----------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                  15,390      32,404
Unrecognized net gain                                (1,611)    (17,062)
Unrecognized prior service cost                       2,563       2,779
Unrecognized net transition asset                    (9,479)    (10,532)
- -----------------------------------------------------------------------
Net pension asset                                  $   6,863  $   7,589
=======================================================================
      The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1993, were computed as follows:

                                          1993       1992        1991
- -----------------------------------------------------------------------
                                                (In thousands)
Service cost-benefits earned
 during the period                    $   2,802   $  2,828    $  2,852
Interest on projected benefit
 obligation                               7,281      6,612       6,305
Return on plan assets                   (15,653)    (9,336)    (19,448)
Net deferral (amortization)               2,366     (3,652)      7,335
Voluntary early retirement
 program expense                          3,930       -           -
- -----------------------------------------------------------------------
Net pension cost                      $     726   $ (3,548)   $ (2,956)
=======================================================================

      The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% in 1993 and 9% in 1992. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 11% in each year.
      The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. Expenses associated with health care and life insurance benefits for retirees were charged to income during the applicable payment periods in 1992 and 1991, and amounted to $1,411,000 and $948,000, respectively.

      In 1993 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires companies to recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The Company does not currently fund these future benefits.

      The following sets forth the accrued postretirement benefit cost on the Balance Sheet as of December 31, 1993:

- -----------------------------------------------------------------------
Accumulated postretirement benefit
obligation                                             $ 42,905,000
Unrecognized transition obligation                      (32,287,000)
Unrecognized net loss                                    (5,357,000)
- -----------------------------------------------------------------------
Accrued postretirement benefit cost                    $  5,261,000
=======================================================================

      The accumulated postretirement benefit obligation is allocated to: retirees - $20,604,000, fully eligible active plan participants -
$6,794,000, and other active plan participants - $15,507,000.
      Net periodic postretirement benefit cost for 1993 included the following components:

- -----------------------------------------------------------------------
Service cost                                           $   866,000
Interest cost                                            3,129,000
Amortization of transition obligation                    1,699,000
Voluntary early retirement program expense               1,112,000
- -----------------------------------------------------------------------
    Net periodic postretirement benefit cost             6,806,000
Benefits paid                                            1,545,000
- -----------------------------------------------------------------------
    Increase in accrued postretirement
      benefit cost                                      $5,261,000
=======================================================================

      The health care trend rate assumption is 8.25% in the first year gradually decreasing to 3.5% for the year 2008 and later. The discount rate used to compute the accumulated postretirement benefit obligation at December 31, 1993, was 7.5%. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $4,400,000 and the aggregate annual service and interest costs by approximately $500,000.

      The PPUC has authorized the Company to defer the incremental costs resulting from adopting SFAS No. 106 ($4,339,000 through December 31,
1993) for future recovery from its retail customers. Similar authorization relating to another utility is currently under appeal to the Commonwealth Court of Pennsylvania by the Office of Consumer
Advocate.

      TRANSACTIONS WITH AFFILIATED
      COMPANIES-Transactions with affiliated companies are included on the Statements of Income as follows:
                                          1993       1992        1991
- -----------------------------------------------------------------------
                                                (In thousands)
Operating revenues:
  Electric sales to Edison               $ 8,781    $22,755     $23,292
  Bruce Mansfield Plant
    administrative and general
    charges to Edison                      5,652      2,529       3,761
  Other transactions with
    Edison                                   355        371         760
- -----------------------------------------------------------------------
                                         $14,788    $25,655     $27,813
=======================================================================
Fuel and purchased power:
  Power purchased from Edison            $ 8,667    $13,936     $21,339
  Nuclear fuel leased from
    OES Fuel                              10,356     15,199      12,910
- -----------------------------------------------------------------------
                                         $19,023    $29,135     $34,249
=======================================================================
Other operating costs:
  Rental of transmission
    lines from Edison                    $ 1,042    $ 1,172     $ 1,182
  Data processing services
    from Edison                            3,307      2,624       2,461
  Other transactions with
    Edison                                 4,345      2,679       2,611
- -----------------------------------------------------------------------
                                         $ 8,694    $ 6,475     $ 6,254
=======================================================================

      SUPPLEMENTAL CASH FLOWS
      INFORMATION-All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company records temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $2,357,000, $10,721,000 and $4,343,000 for the years 1993, 1992 and 1991, respectively.
      All borrowings with initial maturities of less than one year and $4,639,000 and $4,140,000 of investments other than cash and cash equivalents as of December 31, 1993 and 1992, respectively, which are defined as financial instruments, are reflected at their approximate fair market value. The approximate fair market value of all other long-term debt exceeded the carrying cost of those financial instruments by approximately $19,461,000 and $19,220,000, as of December 31, 1993 and 1992, respectively. The approximate fair market value of preferred stock subject to mandatory redemption was exceeded by the carrying cost by approximately $200,000 as of December 31, 1993, while the carrying cost was exceeded by the approximate fair market value by approximately $900,000 as of December 31, 1992. The fair value of these instruments reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

      REGULATORY ASSETS-The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. Amounts shown below as being recovered currently have a composite remaining recovery period of approximately 32 years.
      Regulatory assets on the Balance Sheets were comprised of the following:
                                                     1993        1992
- ------------------------------------------------------------------------
                                                     (In thousands)
Currently being recovered through rates:
  Customer Receivables for
    Future Income Taxes                            $135,197    $   -
  Property Taxes                                      4,615       4,920
  Loss on Reacquired Debt                            12,551       5,804
  DOE Decommissioning and
    Decontamination Costs                             3,192       3,500
  Deferred Mansfield coal costs                       3,590       3,428
  Other                                                -            152
- ------------------------------------------------------------------------
                                                    159,145      17,804
- ------------------------------------------------------------------------
  Not currently recovered through rates:
    Nuclear Unit Expenses                            21,180      21,180
    Employee Postretirement
      Benefit Costs                                   4,339        -
    Perry Unit 2 Termination                         37,637        -
- ------------------------------------------------------------------------
                                                     63,156       21,180
- ------------------------------------------------------------------------
        Total                                      $222,301      $38,984
========================================================================

      2.    CHANGE IN ACCOUNTING FOR
            UNBILLED REVENUES:

      On January 1, 1993, the Company changed its accounting policy to recognize revenue relating to metered sales which remain unbilled at the end of the accounting period. This change was made to more closely match the Company's revenues with the costs of services provided. The effect of this change decreased net income for the year ended December 31, 1993,

(before the cumulative effect from periods prior to 1993) by approximately $900,000. The cumulative effect to January 1, 1993, was $5,653,000 (net of $4,108,000 of income taxes). The reported results of operations for the years ended December 31, 1992 and 1991, would not have been materially different if this new accounting policy had been in effect during those years.

      3.    PERRY UNIT 2 TERMINATION:

      In December 1993, the Company announced that it will not participate in further construction of Perry Unit 2 and has abandoned Perry Unit 2 as a possible electric generating plant. The Company expects its Perry Unit 2 investment to be recoverable from its PPUC jurisdictional customers based on Section 520 of the Pennsylvania Public Utility Code. Due to the anticipated delay in commencement of recovery and taking into account the expected PPUC and FERC rate treatment, the Company recognized an impairment to its Perry Unit 2 investment of $24,458,000 in 1993, reducing net income by $14,165,000.

      4.    RATE PHASE-IN PLAN AND
            SURCHARGE:

      The PPUC granted the Company a base rate increase, effective May 4, 1988, designed to produce approximately $67,100,000 of additional annual operating revenues. The increase was phased in over several years, with amounts deferred during the phase-in period recovered by the end of the fourth year. The Company recognized revenue under the phase-in plan as if the full revenue level had been placed into effect in 1988.
      On August 24, 1991, the Commonwealth of Pennsylvania increased certain state tax rates retroactive to January 1, 1991. In conjunction with this increase, the Company deferred the increase in taxes for collection from customers in the form of a surcharge on electric bills. All amounts deferred in 1991 were recovered in 1992.

      5.    LEASES:

      The Company leases certain transmission facilities, computer equipment, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, rental payments for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1993, are summarized as follows:
                                          1993       1992        1991
- -----------------------------------------------------------------------
                                                (In thousands)
Operating Leases
  Interest element                       $  171     $  212      $  223
  Other                                     912      1,032         826
Capital Leases
  Interest element                        1,070      1,169       1,191
  Other                                   1,273      1,231       1,277
- -----------------------------------------------------------------------
Total rental payments                    $3,426     $3,644      $3,517
=======================================================================
The future minimum lease payments as of December 31, 1993, are:

                                                   Capital    Operating
                                                   Leases      Leases
- -----------------------------------------------------------------------
                                                      (In thousands)
1994                                               $ 2,564    $   216
1995                                                 2,314        216
1996                                                 1,765        208
1997                                                 1,543        204
1998                                                 1,349        199
Years thereafter                                    14,850      3,978
- -----------------------------------------------------------------------
Total minimum lease payments                        24,385     $5,021
Executory costs                                      4,690     ======
- ----------------------------------------------------------
Net minimum lease payments                          19,695
Interest portion                                    11,005
- ----------------------------------------------------------
Present value of net minimum
  lease payments                                     8,690
Less current portion                                 1,297
- ----------------------------------------------------------
Noncurrent portion                                 $ 7,393
==========================================================

      6.    CAPITALIZATION:

      (a) RETAINED EARNINGS-Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $52,778,000 at December 31, 1993.

      (b) PREFERRED STOCK-The Company's 7.625% and 7.75% series of preferred stock have restrictions which prevent early redemption prior to October 1997 and July 2003, respectively. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice. The optional redemption prices shown on the Statements of Capitalization will decline to eventual minimums per share according to the Charter provisions that establish each series.

      (c)   PREFERRED STOCK SUBJECT TO
            MANDATORY REDEMPTION-The Company's 13.00% series of preferred stock has an annual sinking fund requirement for 5,000 shares in each year on July 1; its 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.
      Preferred shares are retired at $100 per share plus accrued dividends. The Company's sinking fund requirements for the next five years are $862,000 in 1994 and $500,000 in each year from 1995 through 1998.

      (d) LONG-TERM DEBT-The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company. Maturing long-term debt (excluding capital leases) during the next five years are $50,000,000 in 1996 and $850,000 in 1998.
      The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

      7.    SHORT-TERM FINANCING
            ARRANGEMENTS:

      The Company has lines of credit with banks that provide for borrowings of up to $35,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Company's unsecured notes. To assure the availability of these lines, the Company is required to pay commitment fees of 0.15% to 0.5%. These lines expire at various times during 1994.
      The Company also has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the PPUC to a total of $50,000,000. Either company can terminate the agreement with six months' notice.

      8.    COMMITMENTS, GUARANTEES AND
            CONTINGENCIES:

      CONSTRUCTION PROGRAM-The Company's current forecast reflects expenditures of approximately $140,000,000 for property additions and improvements from 1994 through 1998, of which approximately $27,000,000 is applicable to 1994. Investments for additional nuclear fuel during the 1994-1998 period are estimated to be approximately $38,000,000, of which approximately $9,000,000 applies to 1994. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $44,000,000 and $10,000,000, respectively, as the nuclear fuel is consumed.

      NUCLEAR INSURANCE-The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9,396,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in Beaver Valley Unit 1 and Perry Unit 1, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $18,100,000 per incident but not more than $2,300,000 in any one year for each incident.
      The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $53,000,000 of insurance coverage for replacement power costs for its interests in Beaver Valley Unit 1 and Perry Unit 1. Under these policies, the Company can be assessed a maximum of approximately $2,600,000 for accidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.
      The Company intends to maintain insurance against nuclear risks as described above so long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance from time to time in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

      GUARANTEES-The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1993, the Company's share of the guarantee (which approximates fair market value) was $12,708,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract amounted to $13,230,000, $12,082,000 and $12,041,000 during 1993, 1992, and 1991, respectively. Under the coal supply contract, the Company's future minimum payments are approximately $4,000,000 each year from 1994 through 1999.

      ENVIRONMENTAL MATTERS-Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $17,000,000, which is included in the construction forecast under "Construction Program" for 1994 through 1998.
      The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide and oxides of nitrogen from the Company's coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning less polluting fuel, purchasing emission allowances from others, operating existing facilities in a manner which minimizes pollution and retiring facilities. In a system compliance plan for the Company and Edison submitted to the PPUC and to the Environmental Protection Agency, the Company stated that reductions for the years 1995 through 1999 are likely to be achieved by burning lower sulfur fuel, generating more electricity at their lower emitting plants and/or purchasing emission allowances. The Company continues to evaluate its compliance plan and other compliance options as they arise. Plans for complying with the year 2000 reductions are less certain at this time.
      The Pennsylvania Department of Environmental Resources has issued regulations dealing with the storage, treatment, transportation and disposal of residual waste such as coal ash and scrubber sludge. These regulations impose additional requirements relating to permitting, ground water monitoring, leachate collection systems, closure, liability insurance and operating matters. The Company is developing and analyzing various compliance options and is presently unable to determine the ultimate increase in capital and operating costs at existing sites.
      Legislative and administrative action and the effect of court decisions can be expected in the future (as they have in the past) to change the way that the Company must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Company expects that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from its customers.

      9.    SUMMARY OF QUARTERLY
            FINANCIAL DATA (UNAUDITED):
      The following summarizes certain operating results by quarter for
1993 and 1992.
                           March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended           1993        1993       1993        1993
- -----------------------------------------------------------------------
                                          (In thousands)
Operating Revenues          $74,274    $70,266    $76,226      $71,318
Operating Expenses
  and Taxes                  61,272     53,708     56,710       57,617
- -----------------------------------------------------------------------
Operating Income             13,002     16,558     19,516       13,701
Other Income (Expense)           68        200        437      (13,328)
Net Interest                  8,549      8,653      8,819        8,469
- -----------------------------------------------------------------------
Income (Loss) Before
  Cumulative Effect of a
  Change in Accounting        4,521      8,105     11,134       (8,096)
Cumulative Effect of a
  Change in Accounting        5,653       -          -            -
- -----------------------------------------------------------------------
Net Income (Loss)           $10,174    $ 8,105    $11,134      $(8,096)
=======================================================================
Earnings (Loss) Applicable
  to Common Stock           $ 8,639    $ 6,571    $ 9,706      $(9,462)
=======================================================================
                           March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended           1992        1992       1992        1992
- -----------------------------------------------------------------------
                                          (In thousands)
Operating Revenues          $82,030    $77,412    $79,370      $76,646
Operating Expenses
  and Taxes                  62,650     58,936     63,395       63,952
- -----------------------------------------------------------------------
Operating Income             19,380     18,476     15,975       12,694
Other Income (Expense)          368        251        174          (12)
Net Interest                  8,632      9,370      9,382        8,966
- -----------------------------------------------------------------------
Net Income                  $11,116    $ 9,357    $ 6,767      $ 3,716
=======================================================================
Earnings on Common
  Stock                     $ 9,295    $ 7,535    $ 5,406      $ 2,221
=======================================================================

      Results of operations for the first three quarters of 1993 were restated to reflect the change in accounting for unbilled revenues as described in Note 2. Restated net income for the first quarter includes $5,653,000 for the cumulative effect of the change. The effect on income from continuing operations was as follows: $(587,000), $330,000 and $(353,000) in the first, second and third quarters, respectively.
      Results of operations for the third and fourth quarters of 1992 include charges of approximately $4,300,000 ($2,500,000 net of income taxes) and $8,500,000 ($5,000,000 net of income taxes), respectively, relating to provisions for uncollectible customer accounts.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Pennsylvania Power Company:

      We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly-owned subsidiary of Ohio Edison Company) as of December 31, 1993 and 1992, and the related statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
      As discussed in Notes 1 and 2 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for unbilled revenues, income taxes and postretirement benefits other than pensions.



Arthur Andersen & Co.

New York, N.Y.
February 1, 1994