Form 10-K, Exhibit 13
period 1994-12-31
PENNSYLVANIA POWER CO
filed 1995-03-22
CIK 77278


SELECTED FINANCIAL DATA                                                              Pennsylvania Power Company
- ---------------------------------------------------------------------------------------------------------------
                                                 1994         1993         1992         1991         1990
                                                 ----         ----         ----         ----         ----
                                                                 (Dollars in thousands)
Operating Revenues                           $  301,965  $   292,084  $   315,458  $   321,845  $   318,056
                                             ==========  ===========  ===========  ===========  ===========
Operating Income                             $   63,668  $    62,777  $    66,525  $    81,102  $    65,992
                                             ==========  ===========  ===========  ===========  ===========
Net Income                                   $   31,260  $    21,317  $    30,956  $    40,197  $    25,519
                                             ==========  ===========  ===========  ===========  ===========
Earnings on Common Stock                     $   25,896  $    15,454  $    24,457  $    32,475  $    15,537
                                             ==========  ===========  ===========  ===========  ===========
Return on Average Common Equity                    10.0%         5.9%         9.2%        12.2%         5.7%
                                                   ====          ===          ===         ====          ===
Cash Dividends on Common Stock               $   21,386  $    21,386  $    27,676  $    27,676  $    27,676
                                             ==========  ===========  ===========  ===========  ===========
Total Assets                                 $1,193,198  $ 1,180,983  $   986,158  $ 1,022,099  $ 1,091,090
                                             ==========  ===========  ===========  ===========  ===========
CAPITALIZATION:
Common Stockholder's Equity                  $  258,973  $   254,782  $   261,518  $   266,058  $   262,059
Preferred Stock-
  Not Subject to Mandatory Redemption            50,905       50,905       41,905       41,905       41,905
  Subject to Mandatory Redemption                15,000       20,500       30,362       34,282       38,722
Long-Term Debt                                  424,457      440,555      398,630      408,443      431,146
                                             ----------  -----------  -----------  -----------  -----------
    Total Capitalization                     $  749,335  $   766,742  $   732,415  $   750,688  $   773,832
                                             ==========  ===========  ===========  ===========  ===========
CAPITALIZATION RATIOS:
Common Stockholder's Equity                        34.6%        33.2%        35.7%        35.4%        33.9%
Preferred Stock-
  Not Subject to Mandatory Redemption               6.8          6.6          5.7          5.6          5.4
  Subject to Mandatory Redemption                   2.0          2.7          4.2          4.6          5.0
Long-Term Debt                                     56.6         57.5         54.4         54.4         55.7
                                                  -----        -----        -----        -----        -----
    Total Capitalization                          100.0%       100.0%       100.0%       100.0%       100.0%
                                                  =====        =====        =====        =====        =====

















                                                                 - 1 -
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

         We accomplished a great deal in 1994 as we continued preparing for the significant changes expected to take place in the electric utility industry.

         Our net income increased significantly in 1994 compared to the prior year, which was down by almost $10,000,000 from 1992. The 1993 results included a $17,029,000 after-tax write-off for the termination of Perry Unit 2 and the expected resolution of fuel cost recovery issues. The effect of the write-off was partially offset by a $5,653,000 after-tax credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).

         Our ongoing commitment to cost control is producing good results. Total operation and maintenance expenses in 1994 were lower than any year since 1988. Through Performance Initiatives -- an ongoing effort to control costs and encourage continuous improvement throughout our Company -- we identified cost-saving opportunities. As a result of this review, operating efficiencies were identified and the workforce has been reduced by more than 7 percent since the beginning of 1994 through voluntary retirements, layoffs and normal attrition. By the end of 1994, we were serving about 14,000 more customers than at the end of 1984, with approximately 600 fewer employees. In 1984, our customer-employee ratio was 70 to 1. That ratio has improved to 113 customers per employee at the end of 1994. In February 1993, our Board of Directors reduced the quarterly common stock dividend to $.85 per share from the previous level of $1.10 per share. These are just a few cost-cutting efforts we've taken to strengthen our operations, financial results and cash position.

         Despite lower total kilowatt-hour sales, operating revenues increased 3.4% from 1993 levels, which were 7.4% lower than 1992. Higher revenues in 1994 were attributable to higher sales volume in the retail sector. The following table summarizes the sources of changes in operating revenues for 1994 and 1993 as compared to the previous year:

                                              1994        1993
                                              ----        ----
                                                 (In millions)

Change in Sharon Steel revenue               $  -        $(20.5)
Change in retail kilowatt-hour sales          15.7          9.4
Change in average retail electric price       (3.8)        (3.1)
Sales to utilities                            (2.5)        (7.7)
Other                                          0.5         (1.5)
                                             -----       ------
Net Increase (Decrease)                      $ 9.9       $(23.4)
                                             =====       ======

         An improving local economy helped us achieve 1994's higher operating revenues, which occurred despite milder weather during the second half of the year, compared with 1993. The shutdown of Sharon Steel in November 1992 substantially reduced our operating


                               - 2 -
revenues in 1993 compared with the previous year. We added more than 2,000 new retail customers in 1994 after gaining nearly 1,700 customers the previous year. Our retail kilowatt-hour sales were up 6.8% in 1994, following a 10.2% drop in 1993. Residential sales rose 6.6% in 1994, following a 5.2% gain the previous year. Commercial sales followed the same trend, increasing 7.2% and 6.2% in 1994 and 1993, respectively. Industrial sales posted a healthy 6.7% increase in 1994 because of strong demand in the primary metals industry. This result came after a slight increase in 1993, excluding the effects of Sharon Steel. Lower demand for bulk power and generating capacity constraints reduced our opportunity sales to other utilities in 1994 and 1993, falling 23.2% and 28.1%, respectively. As a result of these factors, total kilowatt-hour sales were down 1.3% compared with 1993 sales, which were 15.6% lower than the prior year.

         Because of lower kilowatt-hour sales, we spent less on fuel and purchased power in 1994, compared with the prior year. The 1993 amount also included a $4,950,000 charge for the expected resolution of fuel cost recovery issues (see Note 1).

         We experienced higher nuclear expenses in 1994 and 1993, mainly due to corrective maintenance work at the Perry Plant. Due to mechanical failures and an extended refueling outage in 1994, Perry's availability was below expected levels during both years. The plant's operator developed a comprehensive plan that is expected to improve Perry's performance. A major portion of the corrective action plan was completed during the 1994 outage, and the remainder will be implemented during Perry's next refueling, which is scheduled for early 1996. The plant returned to service on August 14, 1994, and ran continuously for the remainder of the year.

         Our other operating costs were up in 1994 because of an $8,400,000 charge for a voluntary retirement program offered to eligible employees in connection with the Performance Initiatives program. We also recognized a $4,300,000 charge in 1993 for a similar program. Both 1994 and 1993 results include higher expenses associated with the January 1, 1993, adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In 1992, we recognized a $13,900,000 provision for uncollectible accounts, which affects the comparison with 1993 and 1994.

         We also provided a reserve for deferred postretirement benefit costs (see Note 1) in 1994, which was responsible for the change in net amortization of regulatory assets compared to 1993. The change between 1993 and 1992 was due to the deferral of incremental costs resulting from the adoption of SFAS No. 106.

         Lower depreciation expense in 1994 and 1993 reflects depreciation rates that were reduced in 1993 as a result of an updated depreciation study filed with the Pennsylvania Public Utility Commission. The study took into consideration extended useful lives of certain generation and distribution facilities.

         The electric utility industry is subject to the same inflationary pressures as those experienced by other industries. To the extent that we incur additional costs or receive benefits resulting from the effects of inflation, those effects are


                               - 3 -
generally reflected in our electric rates through the traditional rate making process.

CAPITAL RESOURCES AND LIQUIDITY

         Because of higher revenues and aggressive cost controls, cash generated from operations was 75% higher in 1994 than it was ten years ago. In addition, capital expenditures have dropped dramatically during the ten-year period.

         For the second straight year, we improved our cash position compared to the end of the prior year. All cash requirements for 1994 were met with internally generated funds, with cash and temporary investments increasing by nearly $29,400,000 during the year. All of our financing activities during the year were for refunding purposes.

         We had about $42,000,000 of cash and temporary investments and no short-term indebtedness on December 31, 1994. We also had $5,000,000 of unused short-term bank lines of credit, and $32,000,000 of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

         At the end of 1994, we had the capability to issue
$79,000,000 principal amount of first mortgage bonds and $46,000,000 of preferred stock. However, our projections indicate no need to issue new long-term securities in 1995.

         During 1994, we spent about $26,000,000 on our construction program (excluding nuclear fuel). We estimate our construction program and capital lease requirements for the period 1995-1999 to be about $138,000,000 (excluding nuclear fuel), of which approximately $28,000,000 applies to 1995. We also have cash requirements of approximately $69,000,000 for the 1995-1999 period to meet maturities of, and sinking fund requirements for, long-term debt. Of that amount, approximately $15,000,000 applies to 1995.

         Investments for additional nuclear fuel during the 1995-1999 period are estimated to be approximately $29,000,000, of which about $4,000,000 applies to 1995. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $39,000,000 and $9,000,000, respectively, as the nuclear fuel is consumed.

         The Central Area Power Coordination Group (CAPCO) companies filed suit against Westinghouse Electric Corporation in 1991, alleging that six steam generators supplied by Westinghouse for the Beaver Valley Plant are defective and that replacement could be required earlier than the 40-year design life. A federal court rejected the claims of the CAPCO companies in December 1994, after a three-month trial. The CAPCO companies have appealed the verdict. The plant's operator has no current plans to replace the steam generators and is evaluating the feasibility of applying new technologies to repair the generators. If the generators need to be replaced and the companies decide to do so, the capital costs to the CAPCO companies could range from $100,000,000 to $150,000,000 per unit. That estimate is based upon costs other utilities have experienced. We have a 17.5% interest in Beaver Valley Unit 1.




                               - 4 -
OUTLOOK

         We will be facing many competitive challenges in the years ahead as the electric utility industry becomes more deregulated and more energy suppliers enter the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, would be one of those challenges if legislators choose to move in that direction. In any event, changing market forces make it imperative that we continue to find ways to reduce costs and increase revenues.

         Effective operation of the nuclear facilities we jointly own will help meet these competitive challenges. Proper planning to eventually decommission those facilities is also important to our competitive position. Beginning in 1995, we plan to increase our annual funding of the decommissioning obligation. Also, the staff of the Securities and Exchange Commission (SEC) has raised questions regarding the recognition, measurement and classification of decommissioning costs in the financial statements of electric utilities. Any future SEC actions are uncertain at this time (see
Note 1).

         We currently serve five municipalities at wholesale. Four of them signed new service agreements in 1994. Two of the agreements expire in March 1997, and the other two will be in effect until September 1999. The fifth municipality has received bids from third parties for power and filed a request with the Federal Energy Regulatory Commission (FERC) in September 1994 to require us to provide transmission services. On January 25, 1995, FERC ordered us to provide transmission services to the municipality and directed both parties to resolve the pricing, terms and conditions of this service. If we cannot reach an agreement with the municipality on these issues by April 5, 1995, FERC will establish the final terms. Sales to this municipality were approximately $1,468,000 in 1994.

         The Clean Air Act Amendments of 1990, discussed in Note 7, require significant reductions of sulfur dioxide and nitrogen oxides from our coal-fired generating units by 1995 and additional emission reductions by 2000. We are well-positioned to meet the 1995 requirements at minimal costs, and we are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.

         Through the Performance Initiatives program, we have identified substantial savings that will better position us to successfully compete in the future. In addition, the program ensures that an economic value added-based justification will be required for capital expenditures. We are also conducting studies to identify other opportunities to increase revenues and operating efficiency. The focus of the entire organization is to improve our competitive position through these activities.










STATEMENTS OF INCOME                                                 Pennsylvania Power Company
- -----------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  1994        1993        1992
                                                                  ----        ----        ----
                                                                         (In thousands)
OPERATING REVENUES                                             $301,965     $292,084    $315,458
                                                               --------     --------    --------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                       59,529       67,312      80,303
  Nuclear operating costs                                        33,480       30,162      24,588
  Other operating costs                                          65,424       61,125      67,578
                                                              ---------    ---------   ---------
    Total operation and maintenance expenses                    158,433      158,599     172,469
  Provision for depreciation                                     29,108       29,260      30,856
  Amortization (deferral) of net regulatory assets                4,339       (4,339)      2,377
  General taxes                                                  23,137       22,591      22,162
  Income taxes                                                   23,280       23,196      21,069
                                                              ---------    ---------   ---------
    Total operating expenses and taxes                          238,297      229,307     248,933
                                                              ---------    ---------   ---------
OPERATING INCOME                                                 63,668       62,777      66,525
                                                              ---------    ---------   ---------
OTHER INCOME AND EXPENSE:
  Perry Unit 2 termination (Note 3)                                 -        (24,458)        -
  Income tax benefit from Perry Unit 2 termination                  -         10,293         -
  Other                                                           1,811        1,542         781
                                                              ---------    ---------   ---------
    Total other income (expense)                                  1,811      (12,623)        781
                                                              ---------    ---------   ---------
TOTAL INCOME                                                     65,479       50,154      67,306
                                                              ---------    ---------   ---------
NET INTEREST:
  Interest on long-term debt                                     32,130       33,208      35,707
  Interest on nuclear fuel obligations                              519          401         457
  Allowance for borrowed funds used during construction            (728)        (772)       (678)
  Other interest expense                                          2,298        1,653         864
                                                              ---------    ---------   ---------
    Net interest                                                 34,219       34,490      36,350
                                                              ---------    ---------   ---------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING                                                     31,260       15,664      30,956
Cumulative effect to January 1, 1993, of a change in
  accounting for unbilled revenues (net of income taxes of
  $4,108,000) (Note 2)                                              -          5,653         -
NET INCOME                                                       31,260       21,317      30,956
                                                              ---------    ---------   ---------
PREFERRED STOCK DIVIDEND REQUIREMENTS                             5,364        5,863       6,499
                                                              ---------    ---------   ---------
EARNINGS ON COMMON STOCK                                      $  25,896    $  15,454   $  24,457
                                                              =========    =========   =========

The accompanying Notes to Financial Statements are an integral part of these statements.


                                                                 - 6 -
                                                         BALANCE SHEETS   Pennsylvania Power Company

At December 31,                                                              1994           1993
                                                                             ----           ----
                                                                               (In thousands)
                     ASSETS

UTILITY PLANT:
In service, at original cost                                              $1,215,831      $1,209,961
Less-Accumulated provision for depreciation                                  410,508         394,530
                                                                          ----------      ----------
                                                                             805,323         815,431
                                                                          ----------      ----------
Construction work in progress-
  Electric plant                                                              11,226          10,996
  Nuclear fuel                                                                12,389           8,604
                                                                          ----------      ----------
                                                                              23,615          19,600
                                                                          ----------      ----------
                                                                             828,938         835,031
                                                                          ----------      ----------
OTHER PROPERTY AND INVESTMENTS                                                 8,777          15,064
                                                                          ----------      ----------
CURRENT ASSETS:
Cash and cash equivalents                                                     17,200          12,819
Notes receivable from parent company (Note 6)                                 25,000             -
Accounts receivable-
  Customers (less accumulated provisions of $515,000 and $559,000,
    respectively, for uncollectible accounts)                                 32,745          28,122
  Parent company                                                              20,777          19,737
  Other                                                                       12,823          17,427
Materials and supplies, at average cost-
  Fuel                                                                         5,384           4,350
  Other                                                                       11,655          12,088
Prepayments                                                                    2,048           4,868
                                                                          ----------      ----------
                                                                             127,632          99,411
                                                                          ----------      ----------
DEFERRED CHARGES:
Regulatory assets                                                            219,726         222,301
Other                                                                          8,125           9,176
                                                                          ----------      ----------
                                                                             227,851         231,477
                                                                          ----------      ----------
                                                                          $1,193,198      $1,180,983
                                                                          ==========      ==========
               CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                              $   258,973      $  254,782
Preferred stock-
  Not subject to mandatory redemption                                         50,905          50,905
  Subject to mandatory redemption                                             15,000          20,500
Long-term debt-
  Associated companies                                                        15,155          16,401
  Other                                                                      409,302         424,154
                                                                          ----------      ----------
                                                                             749,335         766,742
                                                                          ----------      ----------

CURRENT LIABILITIES:
Currently payable preferred stock and long-term debt-
  Associated companies                                                         9,318          10,216
  Other                                                                       15,126           1,788
Accounts payable-
  Associated companies                                                         9,440           7,755
  Other                                                                       25,276          32,680
Accrued taxes                                                                 15,421           6,658
Accrued interest                                                              10,108           9,924
Other                                                                         21,473          14,308
                                                                          ----------      ----------
                                                                             106,162          83,329
                                                                          ----------      ----------
DEFERRED CREDITS:
Accumulated deferred income taxes                                            277,542         273,319
Accumulated deferred investment tax credits                                   32,209          33,560
Other                                                                         27,950          24,033
                                                                          ----------      ----------
                                                                             337,701         330,912
                                                                          ----------      ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 4 & 7)                   ----------      ----------
                                                                          $1,193,198      $1,180,983
                                                                          ==========      ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.































STATEMENTS OF CAPITALIZATION                                                              Pennsylvania Power Company
- --------------------------------------------------------------------------------------------------------------------
At December 31,                       (Dollars in thousands, except per share amounts)
                                                                                                      1994        1993
                                                                                                      ----        ----
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding            $188,700    $188,700
  Other paid-in capital                                                                                 (600)       (310)
  Retained earnings (Note 5a)                                                                         70,873      66,392
                                                                                                    --------    --------
    Total common stockholder's equity                                                                258,973     254,782
                                                                                                    --------    --------
                                                      Number of Shares          Optional
                                                        Outstanding         Redemption Price
                                                      ----------------    ---------------------
                                                      1994        1993    Per Share   Aggregate
PREFERRED STOCK (Note 5b):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
      4.24%                                          40,000      40,000   $  103.13    $  4,125        4,000       4,000
      4.25%                                          41,049      41,049      105.00       4,310        4,105       4,105
      4.64%                                          60,000      60,000      102.98       6,179        6,000       6,000
      7.64%                                          60,000      60,000      101.42       6,085        6,000       6,000
      7.75%                                         250,000     250,000      100.00      25,000       25,000      25,000
      8.00%                                          58,000      58,000      102.07       5,920        5,800       5,800
                                                    -------     -------                --------     --------    --------
        Total not subject to mandatory redemption   509,049     509,049                $ 51,619       50,905      50,905
                                                    =======     =======                ========     ========    ========
  Subject to Mandatory Redemption (Note 5c):
      7.625%                                        150,000     150,000   $  107.63    $ 16,144       15,000      15,000
     11.00%                                             -         3,616         -           -            -           362
     13.00%                                             -        60,000         -           -            -         6,000
     Redemption within one year                                                                          -          (862)
                                                    -------     -------                --------     --------    --------
        Total subject to mandatory redemption       150,000     213,616                $ 16,144       15,000      20,500
                                                    =======     =======                ========     --------    --------
LONG-TERM DEBT (Note 5d):
  First mortgage bonds-
      9.000%  due 1996                                                                                50,000      50,000
      9.740%  due 1999-2019                                                                           20,000      20,000
      7.500%  due 2003                                                                                40,000      40,000
      6.375%  due 2004                                                                                50,000      50,000
      6.625%  due 2004                                                                                20,000      20,000
      8.500%  due 2022                                                                                50,000      50,000
      7.625%  due 2023                                                                                40,000      40,000
                                                                                                    --------    --------
        Total first mortgage bonds                                                                   270,000     270,000
                                                                                                    --------    --------
  Secured notes-
      4.750%  due 1998                                                                                   850         850
      6.080%  due 2000                                                                                23,000      23,000
      5.400%  due 2013                                                                                 1,000       1,000
     12.000%  due 2014                                                                                    -       12,700
                                                                 - 9 -
      8.125%  due 2015                                                                                14,250      14,250
      5.400%  due 2017                                                                                10,600      10,600
      7.150%  due 2017                                                                                17,925      17,925
      5.900%  due 2018                                                                                16,800      16,800
      8.100%  due 2018                                                                                10,300      10,300
      8.100%  due 2020                                                                                 5,200       5,200
      7.150%  due 2021                                                                                14,482      14,482
      6.150%  due 2023                                                                                12,700         -
      6.450%  due 2027                                                                                14,500      14,500
      5.450%  due 2028                                                                                 6,950       6,950
      5.950%  due 2029                                                                                   238         238
                                                                                                    --------    --------
        Total secured notes                                                                          148,795     148,795
                                                                                                    --------    --------
  Other obligations-
    Nuclear fuel                                                                                      24,120      25,893
    Capital leases (Note 4)                                                                            7,456       8,690
                                                                                                    --------    --------
      Total other obligations                                                                         31,576      34,583
                                                                                                    --------    --------
  Net unamortized discount on debt                                                                    (1,470)     (1,681)
                                                                                                    --------    --------
  Long-term debt due within one year                                                                 (24,444)    (11,142)
                                                                                                    --------    --------
      Total long-term debt                                                                           424,457     440,555
                                                                                                    --------    --------
TOTAL CAPITALIZATION                                                                                $749,335    $766,742
                                                                                                    ========    ========

The accompanying Notes to Financial Statements are an integral part of these statements.


























STATEMENTS OF RETAINED EARNINGS                                                             Pennsylvania Power Company
- ----------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                     1994        1993        1992
                                                   --------    --------    --------
                                                           (In thousands)
Balance at beginning of year                       $ 66,392    $ 72,777    $ 77,317
Net income                                           31,260      21,317      30,956
                                                   --------    --------    --------
                                                     97,652      94,094     108,273
                                                   --------    --------    --------
Cash dividends on common stock                       21,386      21,386      27,676
Cash dividends on preferred stock                     5,035       5,639       6,448
Premium on redemption of preferred stock                358         677       1,372
                                                   --------    --------    --------
                                                     26,779      27,702      35,496
                                                   --------    --------    --------
Balance at end of year (Note 5a)                   $ 70,873    $ 66,392    $ 72,777
                                                   ========    ========    ========




STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
- -----------------------------------------------------------------------------------------------------------------------

                                                                                       Preferred Stock
                                                                         -------------------------------------------
                                                                            Not Subject to          Subject to
                                             Common Stock                Mandatory Redemption   Mandatory Redemption
                                    ------------------------------       --------------------   --------------------
                                                            Other
                                     Number       Par       Paid-In        Number        Par       Number       Par
                                    of Shares    Value      Capital      of Shares      Value    of Shares     Value
                                    ---------    -----      -------      ---------      -----    ---------     -----
                                                                       (Dollars in thousands)
Balance, January 1, 1992            6,290,000  $188,700     $   41       419,049       $41,905    379,016     $37,902
  Sale of 7.625% Preferred Stock                                                                  150,000      15,000
  Redemptions-
       8.24% Series                                                                                (5,000)       (500)
      10.50% Series                                                                              (100,000)    (10,000)
      11.00% Series                                                                                (8,000)       (800)
      11.50% Series                                                                               (15,000)     (1,500)
      13.00% Series                                                                               (10,000)     (1,000)
      15.00% Series                                                                               (54,400)     (5,440)
                                   ----------  --------      -----      --------       -------   --------     -------
Balance, December 31, 1992          6,290,000   188,700         41       419,049        41,905    336,616      33,662
  Sale of 7.75% Preferred Stock                               (345)      250,000        25,000
  Redemptions-
       8.24% Series                                                                               (45,000)     (4,500)
       8.48% Series                                             (6)      (80,000)       (8,000)
       9.16% Series                                                      (80,000)       (8,000)
      11.00% Series                                                                                (8,000)       (800)
      11.50% Series                                                                               (60,000)     (6,000)
      13.00% Series                                                                               (10,000)     (1,000)
                                                                 - 11 -
                                   ----------  ---------     -----      --------       -------   --------     -------
Balance, December 31, 1993         6,290,000     188,700      (310)      509,049        50,905    213,616      21,362
  Minimum liability for unfunded
   retirement benefits                                        (290)
Redemptions-
      11.00% Series                                                                                (3,616)       (362)
      13.00% Series                                                                               (60,000)     (6,000)
                                  ----------   ---------     -----      --------       -------   --------     -------
Balance, December 31, 1994         6,290,000    $188,700     $(600)      509,049       $50,905    150,000     $15,000
                                  ==========   =========     =====      ========       =======   ========     =======

The accompanying Notes to Financial Statements are an integral part of these statements.












































STATEMENTS OF CASH FLOWS                                                                     Pennsylvania Power Company
- -----------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                                1994       1993       1992
                                                                                ----       ----       ----
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $ 31,260   $ 21,317   $ 30,956
Adjustments to reconcile net income to net cash from operating activities:
  Provision for depreciation                                                    29,108     29,260     30,856
  Nuclear fuel and lease amortization                                           10,656      8,812     13,866
  Deferred income taxes, net                                                     7,578     10,261       (446)
  Investment tax credits, net                                                   (1,351)    (1,361)      (959)
  Deferred revenue                                                                 -          -       19,517
  Allowance for equity funds used during construction                             (408)      (237)      (114)
  Deferred fuel costs, net                                                      (4,091)       199      2,745
  Cumulative effect of an accounting change for
    unbilled revenues                                                              -       (5,653)       -
  Perry Unit 2 termination                                                         -       24,458        -
  Other                                                                          7,219        -        2,377
                                                                              --------   --------   --------
    Internal cash before dividends                                              79,971     87,056     98,798
  Receivables                                                                   (1,059)    (5,974)    19,077
  Materials and supplies                                                          (601)     4,666     (3,870)
  Accounts payable                                                              (1,686)     4,196     (8,886)
  Other                                                                         28,171     (6,178)   (11,560)
                                                                              --------   --------   --------
    Net cash provided from operating activities                                104,796     83,766     93,559
                                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Preferred stock                                                                  -       24,654     15,000
  Long-term debt                                                                11,868    149,867    102,914
  Notes payable, net                                                               -           -       7,000
Redemptions and Repayments-
  Preferred stock                                                                6,687     28,970     20,612
  Long-term debt                                                                23,655    145,809    137,343
  Notes payable, net                                                               -       15,000        -
Dividend Payments-
  Common stock                                                                  21,386     21,386     27,676
  Preferred stock                                                                5,035      5,639      6,448
                                                                              --------   --------   --------
    Net cash used for financing activities                                      44,895     42,283     67,165
                                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                              30,072     31,328     26,465
Loan to parent                                                                  25,000        -          -
Other                                                                              448        999        344
                                                                              --------   --------   --------
    Net cash used for investing activities                                      55,520     32,327     26,809
                                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents                             4,381      9,156       (415)
Cash and cash equivalents at beginning of year                                  12,819      3,663      4,078
                                                                              --------   --------   --------
Cash and cash equivalents at end of year                                      $ 17,200   $ 12,819   $  3,663
                                                                              ========   ========   ========
                                                                 - 13 -
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                                       $ 31,738   $ 32,391   $ 37,111
  Income taxes                                                                  19,873     10,403     31,312

The accompanying Notes to Financial Statements are an integral part of these statements.


















































STATEMENTS OF TAXES                                                          Pennsylvania Power Company
- -------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                              1994         1993          1992
                                                              ----         ----          ----
                                                                       (In thousands)
GENERAL TAXES:
State gross receipts                                        $11,024      $10,754       $10,623
Real and personal property                                    6,699        6,712         6,762
State capital stock                                           2,440        2,000         2,252
Social security and unemployment                              2,590        2,643         2,067
Other                                                           384          482           458
                                                            -------      -------       -------
    Total general taxes                                     $23,137      $22,591       $22,162
                                                            =======      =======       =======
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                   $11,040      $ 3,292       $14,933
  State                                                       7,066          716         7,551
                                                            -------      -------       -------
                                                             18,106        4,008        22,484
                                                            -------      -------       -------
Deferred, net-
  Federal                                                     8,088       10,035           254
  State                                                        (510)       4,291          (700)
                                                            -------      -------       -------
                                                              7,578       14,326          (446)
                                                            -------      -------       -------
Investment tax credits, net of amortization                  (1,351)      (1,361)         (959)
                                                            -------      -------       -------
    Total provision for income taxes                        $24,333      $16,973       $21,079
                                                            =======      =======       =======
INCOME STATEMENT CLASSIFICATION OF
PROVISION FOR INCOME TAXES:
Operating expenses                                          $23,280      $23,196       $21,069
Other income                                                  1,053      (10,331)           10
Cumulative effect of a change in accounting                     -          4,108           -
                                                            -------      -------       -------
    Total provision for income taxes                        $24,333      $16,973       $21,079
                                                            =======      =======       =======
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes               $55,593      $38,290       $52,035
                                                            =======      =======       =======
Federal income tax expense at statutory rate                $19,458      $13,402       $17,692
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit       4,261        3,255         4,522
  Amortization of investment tax credits                     (1,351)      (1,361)       (2,279)
  Excess of book over tax depreciation, net                     -            -           2,863
  Amortization of tax regulatory assets                       2,231        2,376           -
  Other, net                                                   (266)        (699)       (1,719)
                                                            -------      -------       -------
    Total provision for income taxes                        $24,333      $16,973       $21,079
                                                            =======      =======       =======


                                                                 - 15 -
SOURCES OF DEFERRED INCOME TAXES:
Excess of tax over book depreciation, net                                              $ 1,370
Difference between tax and book revenue, net                                            (6,835)
Deferred fuel costs                                                                     (1,042)
Deferred loss on reacquired debt, net                                                    1,605
Amortization of deferred interest on leased nuclear fuel                                (1,144)
Alternative minimum tax credits utilized                                                 5,843
Pension costs                                                                            1,329
Recoverable tax surcharge costs                                                           (978)
Other, net                                                                                (594)
                                                                                       -------
    Net deferred income taxes                                                          $  (446)
                                                                                       =======
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                 $178,345     $171,581
Allowance for equity funds used during construction          39,921       41,091
Deferred nuclear expense                                      8,914        8,914
Customer receivables for future income taxes                 55,498       56,736
Unamortized investment tax credits                          (13,557)     (14,124)
Other                                                         8,421        9,121
                                                           --------     --------
    Net deferred income tax liability                      $277,542     $273,319
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

         Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1994 or 1993, with respect to any particular segment of the Company's customers.

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

         In March 1993, the Office of Consumer Advocate (OCA) filed a complaint against the Company with the PPUC regarding the Company's ECR. The complaint objected to the elimination of certain contractual arrangements for the sale of generating capacity to Edison. In the past, sales under these arrangements were included in the ECR calculation, and the OCA alleged the elimination of the arrangements increased the Company's recoverable energy costs. The Company recognized a charge of approximately $4,950,000 ($2,864,000 after-tax) in the fourth quarter of 1993 relating to the expected resolution of this issue. The PPUC ordered the Company to begin refunding the $4,950,000 to customers by reducing its ECR from April 1, 1994 through March 31, 1997.

     UTILITY PLANT AND DEPRECIATION-Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

         The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was 2.7% in 1994 and 1993 and 3.0% in 1992. Effective in 1993, the annual composite rate was reduced as a result of the Company's depreciation study filed with the PPUC which took into consideration extended useful lives of certain generation and distribution facilities.

         The Company recognizes approximately $300,000 annually (as depreciation expense) for future decommissioning costs applicable to its ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these


                               - 17 -
units is approximately $70,000,000 in current dollars and (using a 2.8% escalation rate) approximately $142,000,000 in future dollars. The estimated obligation (based on site specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $2,676,000 for decommissioning through its electric rates from customers through December 31, 1994; such amounts are reflected in the reserve for depreciation on the Balance Sheet. If the actual costs of decommissioning the units exceed the accumulated amounts recovered from customers, the Company expects that difference will be recoverable from its customers. The Company has approximately $3,900,000 invested in external decommissioning trust funds as of December 31, 1994. Earnings on these funds are reinvested with a corresponding increase to the depreciation reserve. The Company has also recognized an estimated liability of approximately $4,400,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992. The Company recovers these costs through its ECR.

         The staff of the Securities and Exchange Commission has raised questions regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board (FASB) has agreed to review the accounting for nuclear decommissioning costs. If current electric utility industry accounting practices for decommissioning are changed: (1) annual provisions for decommissioning could increase; (2) the full estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB's review is expected to be completed in 1995.

         COMMON OWNERSHIP OF GENERATING FACILITIES-The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its ownership interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1994, include the following:

                     Utility  Accumulated   Construc- Company's
                      Plant    Provision      tion      Owner-
   Generating          in         for        Work in     ship
     Units           Service  Depreciation  Progress   Interest
- ------------------   -------  ------------  --------  ---------
                                  (In thousands)
W. H. Sammis #7     $ 57,100    $ 18,400     $  100     20.80%
Bruce Mansfield
 #1, #2 and #3        90,700      39,000      1,400      5.76%
Beaver Valley #1     224,700      88,400        900     17.50%
Perry #1             339,700      55,600        200      5.24%
- ---------------------------------------------------------------
    Total           $712,200    $201,400     $2,600
===============================================================

                               - 18 -
         NUCLEAR FUEL-OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

         Minimum lease payments during the next five years are estimated to be as follows:

- ------------------------------------------------------------------
                     1995            $8,965,000
                     1996             5,672,000
                     1997             4,876,000
                     1998             2,912,000
                     1999               676,000
- ------------------------------------------------------------------

         The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

         INCOME TAXES-Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. All investment tax credits which were deferred when utilized, are being amortized over the estimated life of the related property.

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on January 1, 1993, which requires the liability method to be used to account for deferred income taxes. Under this standard, deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The components of accumulated deferred income taxes as of December 31, 1994 and 1993, are disclosed on the Statements of Taxes.

         The Company is included in Edison's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return. The Company has $7,000,000 of tax-related receivables due from Edison resulting from its contribution to the consolidated return.

         RETIREMENT BENEFITS-The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended
December 31, 1994.

         The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:








                               - 19 -

                                              1994        1993
- ----------------------------------------------------------------
                                                (In thousands)
Actuarial present value of benefit
  obligations:
    Vested benefits                        $  83,789   $  78,042
    Nonvested benefits                         5,862       5,933
- ----------------------------------------------------------------
Accumulated benefit obligation             $  89,651   $  83,975
================================================================
Plan assets at fair value                  $ 114,881   $ 123,092
Actuarial present value of projected
  benefit obligation                         108,498     107,702
- ----------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                           6,383      15,390
Unrecognized net gain                         (1,281)     (1,611)
Unrecognized prior service cost                2,347       2,563
Unrecognized net transition asset             (8,426)     (9,479)
- ----------------------------------------------------------------
    Net pension asset (liability)          $  (  977)  $   6,863
================================================================

         The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1994, were computed as follows:

                                    1994      1993      1992
- -------------------------------------------------------------
                                           (In thousands)
Service cost-benefits earned
  during the period            $   3,294   $  2,802   $  2,828
Interest on projected benefit
  obligation                       8,158      7,281      6,612
Return on plan assets              1,346    (15,653)    (9,336)
Net deferral (amortization)      (14,092)     2,366     (3,652)
Voluntary early retirement
  program expense                  9,134      3,930        -
- --------------------------------------------------------------
    Net pension cost           $   7,840   $    726   $ (3,548)
==============================================================

         The assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% in 1994, 7.5% in 1993 and 9% in 1992. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in 1994 and 11% in 1993 and 1992.

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




                               - 20 -
         In 1993 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires companies to recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The Company does not currently fund these future benefits. Costs paid by the Company for retiree health care and life insurance benefits of $1,411,000 were charged to income in 1992.

         The following sets forth the accrued postretirement benefit cost on the Balance Sheets as of December 31:
                                                1994       1993
- ----------------------------------------------------------------
                                                (In thousands)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                                 $ 28,056   $ 20,604
    Fully eligible active plan participants     1,817      6,794
    Other active plan participants             18,263     15,507
- ----------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                   48,136     42,905
Unrecognized transition obligation            (30,588)   (32,287)
Unrecognized net loss                          (6,911)    (5,357)
- ----------------------------------------------------------------
Accrued postretirement benefit cost          $ 10,637   $  5,261
================================================================

         Net periodic postretirement benefit costs for the years ended December 31, 1994 and 1993 were computed as follows:

                                                1994       1993
- ----------------------------------------------------------------
                                                 (In thousands)
Service cost-benefits attributed to the
  period                                       $1,109     $  866
Interest cost on accumulated benefit
  obligation                                    3,496      3,129
Amortization of transition obligation           1,699      1,699
Amortization of loss                              196        -
Voluntary early retirement program expense        669      1,112
- ----------------------------------------------------------------
  Net periodic postretirement benefit cost      7,169      6,806
Benefits paid                                   1,793      1,545
- ----------------------------------------------------------------
  Increase in accrued postretirement
    benefit cost                               $5,376     $5,261
================================================================

         The health care trend rate assumption is 7.89% in the first year gradually decreasing to 3.5% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation in 1994 and 1993 were 8.5% and 7.5%, respectively. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $6,900,000 and the aggregate annual service and interest costs by approximately $800,000.



                               - 21 -
         The PPUC has authorized the Company to defer the incremental costs resulting from adopting SFAS No. 106 (compared to costs computed under the former accounting basis) for future recovery from its retail customers. Similar authorizations relating to other utilities regulated by the PPUC were appealed by the OCA to the Commonwealth Court of Pennsylvania. The Commonwealth Court has issued conflicting opinions and both cases have been appealed to the Pennsylvania Supreme Court. Due to the uncertainty resulting from these conflicting opinions, the Company provided a reserve in the fourth quarter of 1994 of $8,728,000 ($5,066,000 after-tax) against the full amount deferred.

     TRANSACTIONS WITH AFFILIATED COMPANIES-Transactions with affiliated companies are included on the Statements of Income as follows:
                                      1994      1993      1992
- ---------------------------------------------------------------
                                           (In thousands)
Operating revenues:
  Electric sales to Edison          $ 8,464   $ 8,781   $22,755
  Bruce Mansfield Plant
    administrative and general
    charges to Edison                 6,038     5,652     2,529
  Other transactions with Edison        342       355       371
- ---------------------------------------------------------------
                                    $14,844   $14,788   $25,655
===============================================================
Fuel and purchased power:
  Power purchased from Edison       $12,673   $ 8,667   $13,936
  Nuclear fuel leased from
    OES Fuel                         11,529    10,356    15,199
- ---------------------------------------------------------------
                                    $24,202   $19,023   $29,135
===============================================================
Other operating costs:
  Rental of transmission
    lines from Edison               $ 1,102   $ 1,042   $ 1,172
  Data processing services
    from Edison                       2,706     3,307     2,624
  Other transactions with Edison      3,908     4,345     2,679
- ---------------------------------------------------------------
                                    $ 7,716   $ 8,694   $ 6,475
===============================================================

         SUPPLEMENTAL CASH FLOWS INFORMATION-All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $7,566,000, $2,357,000 and $10,721,000 for the years 1994, 1993 and
1992, respectively.

         All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Balance Sheets at cost which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                               - 22 -
                                   1994               1993
- -------------------------------------------------------------------
                            Carrying    Fair    Carrying    Fair
                             Value     Value     Value     Value
                            --------   -----    --------   -----
                                         (In millions)

Long-term debt              $  419    $  384     $  419   $  438
- -------------------------------------------------------------------
Preferred stock             $   15    $   12     $   21   $   21
- -------------------------------------------------------------------
Investments other than
 cash and cash equivalents  $    5   $     5     $    5   $    5
- -------------------------------------------------------------------

         The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings. The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. All of the Company's financial instruments are for purposes other than trading.

         REGULATORY ASSETS-The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. Amounts shown below as being recovered currently would be recovered over approximately 24 years based upon amounts amortized during 1994.

         Regulatory assets on the Balance Sheets are comprised of
the following:
                                                1994       1993
- ----------------------------------------------------------------
                                                (In thousands)
Currently being recovered through rates:




















                               - 23 -
  Customer receivables for future income
    taxes                                     $132,012   $135,197
  Property taxes                                 4,724      4,615
  Loss on reacquired debt                       11,967     12,551
  DOE decommissioning and decontamination
    costs                                        4,582      3,192
  Deferred fuel costs                            7,195      3,590
- -----------------------------------------------------------------
                                               160,480    159,145
- -----------------------------------------------------------------

Not currently recovered through rates:
  Nuclear unit expenses                         21,180     21,180
  Employee postretirement benefit costs            -        4,339
  Perry Unit 2 termination                      38,066     37,637
- -----------------------------------------------------------------
                                                59,246     63,156
- -----------------------------------------------------------------
    Total                                     $219,726   $222,301
=================================================================

2.  CHANGE IN ACCOUNTING FOR UNBILLED REVENUES:

         On January 1, 1993, the Company changed its accounting policy to recognize revenue relating to metered sales which remain unbilled at the end of the accounting period. This change was made to more closely match the Company's revenues with the costs of services provided. The effect of this change decreased net income for the year ended December 31, 1993, (before the cumulative effect from periods prior to 1993) by approximately $900,000. The cumulative effect to January 1, 1993, was $5,653,000 (net of $4,108,000 of income taxes). The reported results of operations for the year ended December 31, 1992 would not have been materially different if this new accounting policy had been in effect during that year.

3.  PERRY UNIT 2 TERMINATION:

         In December 1993, the Company announced that it would not participate in further construction of Perry Unit 2 and abandoned Perry Unit 2 as a possible electric generating plant. The Company expects its Perry Unit 2 investment to be recoverable from its PPUC jurisdictional customers based on Section 520 of the Pennsylvania Public Utility Code. Due to the anticipated delay in commencement of recovery and taking into account the expected PPUC rate treatment, the Company recognized an impairment to its Perry Unit
2 investment of $24,458,000 in 1993, reducing net income by $14,165,000.

4.  LEASES:

         The Company leases certain transmission facilities, computer equipment, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1994, are summarized as follows:




                               - 24 -
                                       1994     1993     1992
- --------------------------------------------------------------
                                           (In thousands)
Operating leases
  Interest element                   $  208   $  171   $  212
  Other                                 893      912    1,032
Capital leases
  Interest element                      945    1,070    1,169
  Other                               1,314    1,273    1,231
- --------------------------------------------------------------
Total rental payments                $3,360   $3,426   $3,644
==============================================================

The future minimum lease payments as of December 31, 1994, are:

                                        Capital     Operating
                                        Leases        Leases
- -------------------------------------------------------------
                                           (In thousands)
1995                                   $ 2,367       $  247
1996                                     1,793          247
1997                                     1,547          243
1998                                     1,351          239
1999                                     1,179          209
Years thereafter                        13,673        3,779
- -------------------------------------------------------------
Total minimum lease payments            21,910       $4,964
                                                     ======
Executory costs                          4,362
- ----------------------------------------------
Net minimum lease payments              17,548
Interest portion                        10,092
- ----------------------------------------------
Present value of net minimum
  lease payments                         7,456
Less current portion                     1,229
- ----------------------------------------------
Noncurrent portion                     $ 6,227
==============================================

5.  CAPITALIZATION:

         (a) RETAINED EARNINGS-Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $59,307,000 at December 31, 1994.
         (b) PREFERRED STOCK-The Company's 7.625% and 7.75% series of preferred stock have restrictions which prevent early redemption prior to October 1997 and July 2003, respectively. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice. The optional redemption price for the 7.625% series shown on the Statements of Capitalization will decline to $100 per share by 2007.

         (c) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-The
Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

         (d) LONG-TERM DEBT-The first mortgage indenture and its supplements, which secure all of the Company's first mortgage


                               - 25 -
bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

         Maturing long-term debt (excluding capital leases) during the next five years are $14,250,000 in 1995, $50,000,000 in 1996,
$850,000 in 1998 and $487,000 in 1999.

         The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

6.  SHORT-TERM FINANCING ARRANGEMENTS:

         The Company has lines of credit with banks that provide for borrowings of up to $5,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Company's unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.50%. These lines expire at various times during 1995.

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

7.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

         CONSTRUCTION PROGRAM-The Company's current forecast reflects expenditures of approximately $138,000,000 for property additions and improvements from 1995 through 1999, of which approximately $28,000,000 is applicable to 1995. Investments for additional nuclear fuel during the 1995-1999 period are estimated to be approximately $29,000,000, of which approximately $4,000,000 applies to 1995. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $39,000,000 and $9,000,000, respectively, as the nuclear fuel is consumed.

         NUCLEAR INSURANCE-The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8,920,000,000. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in Beaver Valley Unit 1 and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $18,000,000 per incident but not more than $2,300,000 in any one year for each incident.

     The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and


                               - 26 -
decommissioning costs. The Company has also obtained approximately $53,100,000 of insurance coverage for replacement power costs for its interests in Perry and Beaver Valley Unit 1. Under these policies, the Company can be assessed a maximum of approximately $2,600,000 for accidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

         GUARANTEES-The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1994, the Company's share of the guarantee (which approximates fair market value) was $10,952,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract amounted to $10,071,000, $13,230,000 and $12,082,000 during 1994, 1993, and
1992, respectively. Under the coal supply contract, the Company's minimum payments in each year during the period 1995 through 1999 are approximately $4,000,000.

         ENVIRONMENTAL MATTERS-Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $12,000,000, which is included in the construction forecast under "Construction Program" for 1995 through 1999.

         The Clean Air Act Amendments of 1990 require significant reductions of sulfur dioxide (SO2) and nitrogen oxides (NOx) from the Company's coal-fired generating units by 1995 and additional emission reductions by 2000. Compliance options include, but are not limited to, installing additional pollution control equipment, burning less-polluting fuel, purchasing emission allowances, operating facilities in a manner that minimizes pollution, and retiring facilities. In a system compliance plan for the Company and Edison submitted to the PPUC and to the Environmental Protection Agency (EPA), the Company stated that SO2 reductions for the years 1995 through 1999 likely will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Equipment already installed, or to be installed by May 1995, is expected to provide NOx reductions sufficient to meet 1995 requirements. Plans for complying with the year 2000 and later reductions have not been finalized. EPA is conducting additional studies which could indicate the need for additional NOx reductions from the Company's Pennsylvania facilities by the year 2003. The cost of such reductions, if required, may be substantial. The Company continues to evaluate its compliance plan and other compliance options.

                               - 27 -
         The Pennsylvania Department of Environmental Resources has issued regulations dealing with the storage, treatment, transportation and disposal of residual waste such as coal ash and scrubber sludge. These regulations impose additional requirements relating to permitting, ground water monitoring, leachate collection systems, closure, liability insurance and operating matters. The Company is considering various compliance options but is presently unable to determine the ultimate increase in capital and operating costs at existing sites.

         Legislative, administrative and judicial actions will continue to change the way that the Company must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Company expects that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from its customers.

8.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

         The following summarizes certain operating results by quarter for 1994 and 1993.

                     March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended     1994       1994        1994        1994
- ---------------------------------------------------------------
                                  (In thousands)
Operating Revenues   $78,358     $74,700     $77,055    $71,852
Operating Expenses
  and Taxes           60,172      60,997      57,437     59,691
- ---------------------------------------------------------------
Operating Income      18,186      13,703      19,618     12,161
Other Income             414         522         408        467
Net Interest           8,443       8,448       8,802      8,526
- ---------------------------------------------------------------
Net Income           $10,157     $ 5,777     $11,224    $ 4,102
===============================================================
Earnings on Common
  Stock              $ 8,801     $ 4,096     $10,057    $ 2,942
===============================================================

                     March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended     1993        1993       1993        1993
- ---------------------------------------------------------------
                                 (In thousands)
Operating Revenues   $74,274     $70,266     $76,226    $71,318
Operating Expenses
  and Taxes           61,272      53,708      56,710     57,617
- ---------------------------------------------------------------
Operating Income      13,002      16,558      19,516     13,701
Other Income
 (Expense)                68         200         437    (13,328)
Net Interest           8,549       8,653       8,819      8,469
- ---------------------------------------------------------------
Income (Loss) Before
  Cumulative Effect
  of a Change in
  Accounting           4,521       8,105      11,134     (8,096)
Cumulative Effect of
  a Change in
  Accounting           5,653         -           -          -
- ---------------------------------------------------------------
Net Income (Loss)    $10,174     $ 8,105     $11,134    $(8,096)
===============================================================
Earnings (Loss)
  Applicable to
  Common Stock       $ 8,639     $ 6,571     $ 9,706    $(9,462)
===============================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Pennsylvania Power
Company:

         We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1994 and 1993, and the related statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in Notes 1 and 2 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for unbilled revenues, income taxes and postretirement benefits other than pensions.



Arthur Andersen LLP

Cleveland, Ohio
February 3, 1995