Form 10-K, Exhibit 13
period 1995-12-31
PENNSYLVANIA POWER CO
filed 1996-03-27
CIK 77278

SELECTED FINANCIAL DATA                                                        Pennsylvania Power Company
---------------------------------------------------------------------------------------------------------
                                         1995         1994          1993         1992         1991
                                     ----------   -----------   -----------  -----------  -----------
                                                         (Dollars in thousands)
Operating Revenues                   $  314,642   $  301,965   $  292,084   $  315,458   $  321,845
                                     ==========   ==========   ==========   ==========   ==========

Operating Income                     $   67,317   $   63,668   $   62,777   $   66,525   $   81,102
                                     ==========   ==========   ==========   ==========   ==========

Net Income                           $   38,930   $   31,260   $   21,317   $   30,956   $   40,197
                                     ==========   ==========   ==========   ==========   ==========

Earnings on Common Stock             $   34,155   $   25,896   $   15,454   $   24,457   $   32,475
                                     ==========   ==========   ==========   ==========   ==========

Return on Average Common Equity            12.9%        10.0%         5.9%         9.2%        12.2%
                                           ====         ====          ===          ===         ====

Cash Dividends on Common Stock       $   21,386   $   21,386   $   21,386   $   27,676   $   27,676
                                     ==========   ==========   ==========   ==========   ==========

Total Assets                         $1,146,404   $1,193,198   $1,180,983   $  986,158   $1,022,099
                                     ==========   ==========   ==========   ==========   ==========

CAPITALIZATION:
Common Stockholder's Equity          $  271,920   $  258,973   $  254,782   $  261,518   $  266,058
Preferred Stock-
  Not Subject to Mandatory Redemption    50,905       50,905       50,905       41,905       41,905
  Subject to Mandatory Redemption        15,000       15,000       20,500       30,362       34,282
Long-Term Debt                          338,670      424,457      440,555      398,630      408,443
                                     ----------   ----------   ----------   ----------   ----------
    Total Capitalization             $  676,495   $  749,335   $  766,742   $  732,415   $  750,688
                                     ==========   ==========   ==========   ==========   ==========
CAPITALIZATION RATIOS:
Common Stockholder's Equity                40.2%        34.6%        33.2%        35.7%        35.4%
Preferred Stock-
  Not Subject to Mandatory Redemption       7.5          6.8          6.6          5.7          5.6
  Subject to Mandatory Redemption           2.2          2.0          2.7          4.2          4.6
Long-Term Debt                             50.1         56.6         57.5         54.4         54.4
                                          -----        -----        -----        -----        -----
    Total Capitalization                  100.0%       100.0%       100.0%       100.0%       100.0%
                                          =====        =====        =====        =====        =====
KILOWATT-HOUR SALES (Millions):
Residential                               1,195        1,178        1,105        1,050        1,061
Commercial                                  938          891          831          782          772
Industrial                                1,558        1,293        1,212        1,674        1,823
Other                                       151          148          139          138          138
                                          -----        -----        -----        -----        -----
Subtotal                                  3,842        3,510        3,287        3,644        3,794
Parent Company                              250          468          469          786          556
Other Utilities                             685          466          748          906          790
                                          -----        -----        -----        -----        -----
    Total                                 4,777        4,444        4,504        5,336        5,140
                                          =====        =====        =====        =====        =====
CUSTOMERS SERVED:
Residential                             126,480      124,951      123,316      121,879       120,537
Commercial                               16,317       15,966       15,593       15,348        15,127
Industrial                                  223          219          221          235           243
Other                                        97           98           97          100           100
                                        -------      -------      -------      -------       -------
    Total                               143,117      141,234      139,227      137,562       136,007
                                        =======      =======      =======      =======       =======
Average Annual Residential
  Kilowatt-Hours Used                     9,505        9,501        9,017        8,672         8,839
Cost of Fuel per Million Btu            $  1.12     $   1.20     $   1.28     $   1.26      $   1.32
Peak Load (Megawatts)                       836          710          690          734           739
Generating Capability:
  Coal                                     72.1%        72.1%        74.6%        74.6%         74.6%
  Oil                                       3.0          3.0          2.8          2.8           2.8
  Nuclear                                  24.9         24.9         22.6         22.6          22.6
                                          -----        -----        -----        -----         -----
    Total                                 100.0%       100.0%       100.0%       100.0%        100.0%
                                          =====        =====        =====        =====         =====

SOURCES OF ELECTRIC GENERATION:
Coal                                       65.6%        69.6%        76.8%        68.3%         72.9%
Nuclear                                    34.4         30.4         23.2         31.7          27.1
                                          -----        -----        -----        -----         -----
    Total                                 100.0%       100.0%       100.0%       100.0%        100.0%
                                          =====        =====        =====        =====         =====

NUMBER OF EMPLOYEES                       1,220        1,255        1,355        1,432         1,432
                                          =====        =====        =====        =====         =====

- 1 -
                  MANAGEMENT'S DISCUSSION AND
               ANALYSIS OF RESULTS OF OPERATIONS
                    AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    We continued making significant progress in 1995 as our Company prepares for the rapidly changing environment within the electric utility industry.

    For the second consecutive year, our net income increased substantially compared to the prior year. The 1993 results were adversely affected by a $17,029,000 after-tax write-off for the termination of Perry Unit 2 and a charge related to a fuel cost recovery issue. The effect of the 1993 write-off was partially offset by a $5,653,000 after-tax credit from the cumulative effect of a change in accounting to accrue metered but unbilled revenue (see Note 2).

    We are achieving good results from our ongoing cost-control efforts. Total operation and maintenance expenses in 1995 were lower than any year since 1988.

    Higher operating revenues in 1995 are due to increased retail sales. The following table summarizes the sources of changes in operating revenues for 1995 and 1994 as compared to the previous year:

                                                1995        1994
-----------------------------------------------------------------
                                                  (In millions)

Increased retail kilowatt-hour sales           $18.6       $15.7
Reduced average retail electric price           (5.1)       (3.8)
Sales to utilities                              (0.8)       (2.5)
Other                                             -          0.5
-----------------------------------------------------------------
Net Increase                                   $12.7       $ 9.9
=================================================================

    The 1995 start-up of Caparo Steel Company, which purchased the assets of Sharon Steel Corporation, and an improving local economy helped us achieve a 9.8% increase in retail sales, following a 6.8% gain in 1994. Our customer base continues to grow with nearly 1,900 new retail customers added in 1995, after gaining over 2,000 customers the previous year. Increased weather-related demand during the second half of 1995 contributed to a 1.5% increase in residential sales, which rose 6.6% the previous year. Commercial sales followed the same trend, increasing 5.3% and 7.2% in 1995 and 1994, respectively. Industrial sales increased 20.5% during the year. Excluding Caparo, industrial sales rose 6.3% in 1995 after increasing 6.7% the previous year. Sales to other utilities were

                             - 2 -
relatively flat in 1995 after falling 23.2% in 1994. As a result of these factors, total kilowatt-hour sales were up 7.5% compared with 1994 sales, which were 1.3% lower than the prior year.

    Because of higher kilowatt-hour sales, we spent 5.9% more on fuel and purchased power in 1995. The 1993 amount included a $4,950,000 charge related to a fuel cost recovery issue. During the same period, our nuclear expenses fell 2.2% compared to the previous year--nuclear expenses were higher in 1994 mainly due to corrective maintenance work at the Perry Plant. The comparative decrease in other operating costs reflects a charge in 1994 of approximately $8,400,000 for a voluntary retirement program offered to qualifying employees in 1994.

    Higher depreciation charges in 1995 resulted primarily from a higher level of depreciable utility plant and an increase in the accrual for nuclear decommissioning costs. The change in net amortization of regulatory assets was because we stopped deferring postretirement benefit costs and provided a reserve in 1994 against the amounts which had been deferred in 1993. The reserve was provided due to contradictory court decisions in Pennsylvania which make future recovery of these costs uncertain. General taxes in 1995 included an adjustment for property taxes.

    Interest on long-term debt fell in 1995 compared to 1994 due to the redemption of more than $43,000,000 of first mortgage bonds with a weighted average interest rate of 8.09% and the refinancing of certain pollution control notes in 1995 and late 1994. Preferred stock dividend requirements were down in 1995 due to the redemption of preferred stock in the second half of 1994. The 1994 amount also included a $325,000 charge for premiums paid on preferred stock redeemed in that year.

CAPITAL RESOURCES AND LIQUIDITY

    We have significantly improved our financial position over the past five years. Cash generated from operations was 34% higher in 1995 than it was in 1990 due to higher retail sales and aggressive cost controls. Also, we have enhanced our fixed charge coverage ratios and the percentage of common equity to total capitalization. Our SEC ratio of earnings to fixed charges improved to 3.15 at the end of 1995 from 1.88 at the end of 1990. The Company's indenture ratio, which is used to determine the ability to issue first mortgage bonds, increased from 2.71 at the end of 1990 to 3.91 at the end of 1995. Over the same period, the charter ratio, a measure of our ability to issue preferred stock, improved from 1.32 to 1.97, and our common equity percentage of capitalization rose from approximately 34% at the end of 1990 to slightly over 40% at the end of 1995.

    For the third straight year, we improved our cash position compared to the end of the prior year. All cash requirements for

                              - 3 -
the year were met with internally generated funds and all of our financing activities during the year were for redemption and refinancing purposes.

    We had about $43,000,000 of cash and temporary investments and no short-term indebtedness on December 31, 1995. We also had $2,000,000 of unused short-term bank lines of credit, and $12,000,000 of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

    At the end of 1995, we had the capability to issue $157,000,000 principal amount of first mortgage bonds and $134,000,000 of preferred stock (assuming no additional debt was issued). However, our cash requirements in 1996 for operations and scheduled debt maturities are expected to be met without issuing additional securities. During 1995, we reduced our total debt by approximately $50,000,000. We expect to pay off in excess of $80,000,000 of debt over the next five years with internal cash, including more than $53,000,000 in 1996.

    During 1995, our capital spending (excluding nuclear fuel) totaled approximately $30,000,000. Our capital spending for the period 1996-2000 is expected to be about $105,000,000 (excluding nuclear fuel), of which approximately $24,000,000 applies to 1996. This five year spending level is more than $35,000,000 lower than actual capital outlays over the past five years.

    Investments for additional nuclear fuel during the 1996-2000 period are estimated to be approximately $31,000,000, of which about $5,000,000 applies to 1996. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $34,000,000 and $7,000,000, respectively, as the nuclear fuel is consumed.

    One of our former municipal customers signed a contract with another energy supplier in November 1995. The Company and the former customer are in dispute over our proposed transmission rate. Both parties have filed proposals with the Federal Energy Regulatory Commission requesting it to establish final terms. No ruling has yet been issued. Sales to this municipality were approximately $1,500,000 in 1995.

OUTLOOK

    Many competitive challenges lie ahead as the electric utility industry becomes less regulated and more energy suppliers enter the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, would be one of those challenges, if legislators choose to move in that direction. It is imperative that we continue to find ways to increase revenues and reduce costs. Effective operation of the nuclear facilities we jointly own will also help us meet these competitive challenges.

                              - 4 -
     In 1995, we increased our accrual of the nuclear decommissioning obligation. As discussed in Note 1, the Financial Accounting Standards Board (FASB) is reviewing the accounting for decommissioning costs regarding the recognition, measurement and classification of decommissioning costs in the financial statements of electric utilities. The FASB issued its proposed accounting standard in February 1996.

    The Clean Air Act Amendments of 1990, discussed in Note 7, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.

    Through our Performance Initiatives program -- an ongoing effort to control costs and encourage continuous improvement throughout our Company -- we have identified substantial savings that will better position us to successfully compete in the future. In addition, we are moving forward on a Corporate Strategy program which focuses on our core business by outlining specific strategies in key areas of our business. Through these programs we continue to identify opportunities for revenue enhancement and cost reduction. Our focus is to exceed customers' service expectations by providing superior value and high-quality products and services at competitive prices in order to maximize the value of shareholder investment in the Company.

STATEMENTS OF INCOME                                                    Pennsylvania Power Company
--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                          1995         1994         1993
                                                        --------     --------     --------
                                                                 (In thousands)
OPERATING REVENUES                                      $314,642     $301,965     $292,084
                                                        --------     --------     --------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                63,059       59,529       67,312
  Nuclear operating costs                                 32,759       33,480       30,162
  Other operating costs                                   58,959       65,424       61,125
                                                        --------     --------     --------
    Total operation and maintenance expenses             154,777      158,433      158,599
  Provision for depreciation                              33,152       29,108       29,260
  Amortization (deferral) of net regulatory assets          -           4,339       (4,339)
  General taxes                                           28,278       23,137       22,591
  Income taxes                                            31,118       23,280       23,196
                                                        --------     --------     --------
    Total operating expenses and taxes                   247,325      238,297      229,307
                                                        --------     --------     --------

OPERATING INCOME                                          67,317       63,668       62,777
                                                        --------     --------     --------

OTHER INCOME AND EXPENSE:
  Perry Unit 2 termination (Note 3)                         -            -         (24,458)
  Income tax benefit from Perry Unit 2 termination          -            -          10,293
  Other                                                    2,213        1,811        1,542
                                                        --------     --------     --------
    Total other income (expense)                           2,213        1,811      (12,623)
                                                        --------     --------     --------

TOTAL INCOME                                              69,530       65,479       50,154
                                                        --------     --------     --------

NET INTEREST:
  Interest on long-term debt                              28,937       32,130       33,208
  Interest on nuclear fuel obligations                       407          519          401
  Allowance for borrowed funds used during construction     (750)        (728)        (772)
  Other interest expense                                   2,006        2,298        1,653
                                                        --------     --------     --------
    Net interest                                          30,600       34,219       34,490
                                                        --------     --------     --------

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING                                              38,930       31,260       15,664
Cumulative effect to January 1, 1993, of a change in
  accounting for unbilled revenues (net of income taxes
  of $4,108,000) (Note 2)                                   -            -           5,653
                                                        --------     --------     --------

NET INCOME                                                38,930       31,260       21,317

PREFERRED STOCK DIVIDEND REQUIREMENTS                      4,775        5,364        5,863
                                                        --------     --------     --------

EARNINGS ON COMMON STOCK                                $ 34,155     $ 25,896     $ 15,454
                                                        ========     ========     ========

The accompanying Notes to Financial Statements are an integral part of these statements.


BALANCE SHEETS                                                           Pennsylvania Power Company
---------------------------------------------------------------------------------------------------
At December 31,                                                         1995             1994
                                                                      --------         --------
                                                                            (In thousands)
                     ASSETS

UTILITY PLANT:
In service, at original cost                                          $1,215,274       $1,215,831
Less-Accumulated provision for depreciation                              426,974          410,508
                                                                      ----------       ----------
                                                                         788,300          805,323
                                                                      ----------       ----------

Construction work in progress-
  Electric plant                                                          10,997           11,226
  Nuclear fuel                                                             7,858           12,389
                                                                      ----------       ----------
                                                                          18,855           23,615
                                                                      ----------       ----------
                                                                         807,155          828,938
                                                                      ----------       ----------

OTHER PROPERTY AND INVESTMENTS                                            14,550            8,777
                                                                      ----------       ----------

CURRENT ASSETS:
Cash and cash equivalents                                                 20,984           17,200
Notes receivable from parent company (Note 6)                             22,000           25,000
Accounts receivable-
  Customers (less accumulated provisions of $563,000 and $515,000,
  respectively, for uncollectible accounts)                               35,987           32,745
  Parent company                                                          14,965           20,777
  Other                                                                   15,329           12,823
Materials and supplies, at average cost                                   15,588           17,039
Prepayments                                                                2,113            2,048
                                                                      ----------       ----------
                                                                         126,966          127,632
                                                                      ----------       ----------



DEFERRED CHARGES:
Regulatory assets                                                        189,900          215,002
Other                                                                      7,833           12,849
                                                                      ----------       ----------
                                                                         197,733          227,851
                                                                      ----------       ----------
                                                                      $1,146,404       $1,193,198
                                                                      ==========       ==========

            CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                           $  271,920       $  258,973
Preferred stock-
  Not subject to mandatory redemption                                     50,905           50,905
  Subject to mandatory redemption                                         15,000           15,000
Long-term debt-
  Associated companies                                                    11,648           15,155
  Other                                                                  327,022          409,302
                                                                      ----------       ----------
                                                                         676,495          749,335
                                                                      ----------       ----------

CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                                     6,180            9,318
  Other                                                                   53,817           15,126
Accounts payable-
  Associated companies                                                    10,593            9,440
  Other                                                                   26,013           25,276
Accrued taxes                                                             16,221           15,421
Accrued interest                                                           8,487           10,108
Other                                                                     28,345           21,473
                                                                      ----------       ----------
                                                                         149,656          106,162
                                                                      ----------       ----------

DEFERRED CREDITS:
Accumulated deferred income taxes                                        260,458          277,542
Accumulated deferred investment tax credits                               30,521           32,209
Other                                                                     29,274           27,950
                                                                      ----------       ----------
                                                                         320,253          337,701
                                                                      ----------       ----------

COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 4 & 7)               ----------       ----------
                                                                      $1,146,404       $1,193,198
                                                                      ==========       ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.


STATEMENTS OF CAPITALIZATION                                                   Pennsylvania Power Company
---------------------------------------------------------------------------------------------------------
                                  (Dollars in thousands, except per share amounts)
At December 31,                                                                        1995       1994
                                                                                     --------   --------
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000
   shares outstanding                                                                $188,700   $188,700
  Other paid-in capital                                                                  (422)      (600)
  Retained earnings (Note 5a)                                                          83,642     70,873
                                                                                     --------   --------
    Total common stockholder's equity                                                 271,920    258,973
                                                                                     --------   --------

                                         Number of Shares         Optional
                                           Outstanding        Redemption Price
                                         ----------------   --------------------
                                          1995      1994    Per Share  Aggregate
                                         ------    ------   ---------  ---------
PREFERRED STOCK (Note 5b):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not subject to mandatory redemption:
      4.24%                              40,000    40,000   $  103.13   $  4,125        4,000      4,000
      4.25%                              41,049    41,049      105.00      4,310        4,105      4,105
      4.64%                              60,000    60,000      102.98      6,179        6,000      6,000
      7.64%                              60,000    60,000      101.42      6,085        6,000      6,000
      7.75%                             250,000   250,000         -         -          25,000     25,000
      8.00%                              58,000    58,000      102.07      5,920        5,800      5,800
                                        -------   -------   ---------   --------     --------   --------
        Total not subject to
          mandatory redemption          509,049   509,049               $ 26,619       50,905     50,905
                                        =======   =======               ========     --------   --------

  Subject to mandatory redemption
    (Note 5c):
      7.625%                            150,000   150,000                              15,000     15,000
                                        =======   =======                            --------   --------

LONG-TERM DEBT (Note 5d):
  First mortgage bonds-
      9.000% due 1996                                                                  50,000     50,000
      9.740% due 1999-2019                                                             20,000     20,000
      7.500% due 2003                                                                  40,000     40,000
      6.375% due 2004                                                                  50,000     50,000
      6.625% due 2004                                                                  20,000     20,000
      8.500% due 2022                                                                  27,250     50,000
      7.625% due 2023                                                                  19,500     40,000
                                                                                     --------   --------
        Total first mortgage bonds                                                    226,750    270,000
                                                                                     --------   --------

  Secured notes-
      4.750% due 1998                                                                     850        850
      6.080% due 2000                                                                  23,000     23,000
      5.400% due 2013                                                                   1,000      1,000
      8.125% due 2015                                                                    -        14,250
      5.400% due 2017                                                                  10,600     10,600
      7.150% due 2017                                                                  17,925     17,925
      5.900% due 2018                                                                  16,800     16,800
      8.100% due 2018                                                                  10,300     10,300
      8.100% due 2020                                                                   5,200      5,200
      7.150% due 2021                                                                  14,482     14,482
      6.150% due 2023                                                                  12,700     12,700
      6.450% due 2027                                                                  14,500     14,500
      5.450% due 2028                                                                   6,950      6,950
      6.000% due 2028                                                                  14,250       -
      5.950% due 2029                                                                     238        238
                                                                                    ---------   --------
        Total secured notes                                                           148,795    148,795
                                                                                    ---------   --------

  Other obligations-
    Nuclear fuel                                                                       17,828     24,120
    Capital leases (Note 4)                                                             6,309      7,456
                                                                                    ---------   --------
      Total other obligations                                                          24,137     31,576
                                                                                    ---------   --------
  Net unamortized discount on debt                                                     (1,015)    (1,470)
                                                                                    ---------   --------
  Long-term debt due within one year                                                  (59,997)   (24,444)
                                                                                    ---------   --------
      Total long-term debt                                                            338,670    424,457
                                                                                    ---------   --------
TOTAL CAPITALIZATION                                                                 $676,495   $749,335
                                                                                    =========   ========

The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF RETAINED EARNINGS                                              Pennsylvania Power Company
-------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                            1995         1994         1993
                                                          --------     --------     --------
                                                                    (In thousands)
Balance at beginning of year                              $ 70,873     $ 66,392     $ 72,777
Net income                                                  38,930       31,260       21,317
                                                          --------     --------     --------
                                                           109,803       97,652       94,094
                                                          --------     --------     --------

Cash dividends on common stock                              21,386       21,386       21,386
Cash dividends on preferred stock                            4,775        5,035        5,639
Premium on redemption of preferred stock                      -             358          677
                                                          --------     --------     --------
                                                            26,161       26,779       27,702
                                                          --------     --------     --------
Balance at end of year (Note 5a)                          $ 83,642     $ 70,873     $ 66,392
                                                          ========     ========     ========




STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
------------------------------------------------------------------------------------------------------

                                                                        Preferred Stock
                                                          --------------------------------------------
                                                             Not Subject to             Subject to
                                       Common Stock       Mandatory Redemption    Mandatory Redemption
                               ------------------------   ---------------------   --------------------
                                                 Other
                               Number    Par    Paid-In       Number     Par         Number      Par
                             of Shares  Value   Capital     of Shares   Value       of Shares   Value
                             --------- ------- --------     ---------  -------      ---------  -------
                                                           (Dollars in thousands)
Balance, January 1, 1993     6,290,000 $188,700  $  41       419,049   $41,905        336,616  $33,662
  Sale of 7.75%
    Preferred Stock                               (345)      250,000    25,000
  Redemptions-
       8.24% Series                                                                   (45,000)  (4,500)
       8.48% Series                                 (6)      (80,000)   (8,000)
       9.16% Series                                          (80,000)   (8,000)
      11.00% Series                                                                    (8,000)    (800)
      11.50% Series                                                                   (60,000)  (6,000)
      13.00% Series                                                                   (10,000)  (1,000)
                             --------- --------  ------      -------   -------        -------  -------
Balance, December 31, 1993   6,290,000  188,700    (310)     509,049    50,905        213,616   21,362
  Minimum liability for
    unfunded retirement
    benefits                                       (290)
  Redemptions-
      11.00% Series                                                                    (3,616)    (362)
      13.00% Series                                                                   (60,000)  (6,000)
                             --------- --------  ------    --------   -------        -------  -------
Balance, December 31, 1994   6,290,000  188,700    (600)    509,049    50,905        150,000   15,000
  Minimum liability for
    unfunded retirement
    benefits                                        178
                             --------- --------  ------    --------   -------        -------  -------
Balance, December 31, 1995   6,290,000 $188,700   $(422)    509,049   $50,905        150,000  $15,000
                             ========= ========   =====    ========   =======        =======  =======

The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF CASH FLOWS                                                      Pennsylvania Power Company
---------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                           1995        1994        1993
                                                                         --------    --------    --------
                                                                                 (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $ 38,930    $ 31,260    $ 21,317
Adjustments to reconcile net income to net cash from operating activities:
  Provision for depreciation                                               33,152      29,108      29,260
  Nuclear fuel and lease amortization                                      11,337      10,656       8,812
  Deferred income taxes, net                                                8,144       7,578      10,261
  Investment tax credits, net                                              (1,688)     (1,351)     (1,361)
  Allowance for equity funds used during construction                        -           (408)       (237)
  Deferred fuel costs, net                                                    155      (4,091)        199
  Cumulative effect of an accounting change for
    unbilled revenues                                                        -           -         (5,653)
  Perry Unit 2 termination                                                   -           -         24,458
  Receivables                                                                  64      (1,059)     (5,974)
  Materials and supplies                                                    1,451        (601)      4,666
  Accounts payable                                                          1,848      (1,686)      4,196
  Other                                                                    11,003      35,390      (6,178)
                                                                          -------     -------      ------
    Net cash provided from operating activities                           104,396     104,796      83,766
                                                                         --------     -------      ------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Preferred stock                                                            -           -         24,654
  Long-term debt                                                           13,528      11,868     149,867
Redemptions and Repayments-
  Preferred stock                                                            -          6,687      28,970
  Long-term debt                                                           67,337      23,655     145,809
  Notes payable, net                                                         -           -         15,000
Dividend Payments-
  Common stock                                                             21,386      21,386      21,386
  Preferred stock                                                           4,775       5,035       5,639
                                                                         --------    --------    --------
    Net cash used for financing activities                                 79,970      44,895      42,283
                                                                         --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                         29,705      30,072      31,328
Loan to parent                                                               -         25,000        -
Loan payment from parent                                                   (3,000)       -           -
Sale of utility property to parent                                         (4,249)       -           -
Other                                                                      (1,814)        448         999
                                                                         --------    --------    --------
    Net cash used for investing activities                                 20,642      55,520      32,327
                                                                         --------    --------    --------
Net increase in cash and cash equivalents                                   3,784       4,381       9,156
Cash and cash equivalents at beginning of year                             17,200      12,819       3,663
                                                                         --------    --------    --------
Cash and cash equivalents at end of year                                 $ 20,984    $ 17,200    $ 12,819
                                                                         ========    ========    ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                                  $ 30,215    $ 31,738    $ 32,391
  Income taxes                                                             26,605      19,873      10,403


The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF TAXES                                                          Pennsylvania Power Company
--------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                          1995        1994        1993
                                                                        --------    --------    --------
                                                                                 (In thousands)
GENERAL TAXES:
State gross receipts                                                    $ 11,680    $ 11,024    $ 10,754
Real and personal property                                                11,222       6,699       6,712
State capital stock                                                        2,499       2,440       2,000
Social security and unemployment                                           2,440       2,590       2,643
Other                                                                        437         384         482
                                                                        --------    --------    --------
    Total general taxes                                                 $ 28,278    $ 23,137    $ 22,591
                                                                        ========    ========    ========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                               $ 20,352    $ 11,040    $  3,292
  State                                                                    5,783       7,066         716
                                                                        --------    --------    --------
                                                                          26,135      18,106       4,008
                                                                        --------    --------    --------
Deferred, net-
  Federal                                                                  6,222       8,088      10,035
  State                                                                    1,922        (510)      4,291
                                                                        --------    --------    --------
                                                                           8,144       7,578      14,326
                                                                        --------    --------    --------
Investment tax credit amortization                                        (1,688)     (1,351)     (1,361)
                                                                        --------    --------    --------
    Total provision for income taxes                                    $ 32,591    $ 24,333    $ 16,973
                                                                        ========    ========    ========

INCOME STATEMENT CLASSIFICATION OF PROVISION FOR INCOME TAXES:
Operating expenses                                                      $ 31,118    $ 23,280    $ 23,196
Other income                                                               1,473       1,053     (10,331)
Cumulative effect of a change in accounting                                 -           -          4,108
                                                                        --------    --------    --------
    Total provision for income taxes                                    $ 32,591    $ 24,333    $ 16,973
                                                                        ========    ========    ========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT STATUTORY RATE
 TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                           $ 71,521    $ 55,593    $ 38,290
                                                                        ========    ========    ========
Federal income tax expense at statutory rate                            $ 25,032    $ 19,458    $ 13,402
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit                    5,008       4,261       3,255
  Amortization of investment tax credits                                  (1,688)     (1,351)     (1,361)
  Amortization of tax regulatory assets                                    4,398       2,231       2,376
  Other, net                                                                (159)       (266)       (699)
                                                                        --------    --------    --------
    Total provision for income taxes                                    $ 32,591    $ 24,333    $ 16,973
                                                                        ========    ========    ========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                              $178,589    $178,345    $171,581
Allowance for equity funds used during construction                       38,894      39,921      41,091
Deferred nuclear expense                                                   8,681       8,914       8,914
Customer receivables for future income taxes                              43,801      55,498      56,736
Unamortized investment tax credits                                       (12,510)    (13,557)    (14,124)
Other                                                                      3,003       8,421       9,121
                                                                        --------    --------    --------
    Net deferred income tax liability                                   $260,458    $277,542    $273,319
                                                                        ========    ========    ========

The accompanying Notes to Financial Statements are an integral part of these statements.


NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Company, a wholly owned subsidiary of Ohio Edison Company (Edison), follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period.

    REVENUES-The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year (see Note 2).

    Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1995 or 1994, with respect to any particular segment of the Company's customers.

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

    The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.7% in 1995, 1994 and 1993.

    Annual depreciation expense includes approximately $1,100,000 for future decommissioning costs applicable to the Company's ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $72,000,000 in current dollars and (using a 2.8% escalation rate) approximately $142,000,000 in future dollars. The estimated obligation (based on site-specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has

                             - 12 -
recovered approximately $3,000,000 for decommissioning through its electric rates from customers through December 31, 1995; such amounts are reflected in the reserve for depreciation on the Balance Sheet. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount will be recoverable from its customers. The Company has approximately $4,400,000 invested in external decommissioning trust funds as of December 31, 1995. Earnings on these funds are reinvested with a corresponding increase to the depreciation reserve. The Company has also recognized an estimated liability of approximately $3,900,000 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992. The Company recovers these costs through its ECR.

    The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear decommissioning costs. If current electric utility industry accounting practices for decommissioning are changed: (1) annual provisions for decommissioning could increase; (2) the full estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB issued its proposed accounting standard in February 1996.

    COMMON OWNERSHIP OF GENERATING FACILITIES-The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1995, include the following:

                      Utility   Accumulated   Construc-   Company's
                       Plant     Provision      tion       Owner-
Generating              in          for        Work in     ship
  Units               Service   Depreciation  Progress    Interest
------------------------------------------------------------------
                              (In thousands)

W. H. Sammis #7      $ 56,900    $ 18,500      $  300      20.80%
Bruce Mansfield
  #1, #2 and #3        93,200      40,900         400       5.76%
Beaver Valley #1      225,000      95,000       1,100      17.50%
Perry #1              338,800      66,300       1,100       5.24%
------------------------------------------------------------------
    Total            $713,900    $220,700      $2,900
==================================================================

                             - 13 -
    NUCLEAR FUEL-OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.
    Minimum lease payments during the next five years are estimated to be as follows:
-------------------------------------------------------------------
              1996                       $6,180,000
              1997                        5,443,000
              1998                        3,827,000
              1999                        1,076,000
              2000                          647,000
-------------------------------------------------------------------

    The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

    INCOME TAXES-Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid.

    The Company is included in Edison's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

    RETIREMENT BENEFITS-The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended
December 31, 1995.












                             - 14 -

    The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:

                                           1995          1994
-----------------------------------------------------------------
                                            (In thousands)
Actuarial present value of benefit
 obligations:
  Vested benefits                        $ 98,529      $ 83,789
  Nonvested benefits                        8,479         5,862
-----------------------------------------------------------------
Accumulated benefit obligation           $107,008      $ 89,651
=================================================================
Plan assets at fair value                $136,336      $114,881
Actuarial present value of projected
 benefit obligation                       131,375       108,498
-----------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                         4,961         6,383
Unrecognized net gain                      (3,447)       (1,281)
Unrecognized prior service cost             5,057         2,347
Unrecognized net transition asset          (7,372)       (8,426)
---------------------------------------------------------------
  Net pension liability                  $    801      $    977
===============================================================

    The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1995, were computed as follows:

                                     1995       1994       1993
-----------------------------------------------------------------
                                          (In thousands)
Service cost-benefits earned
 during the period                $  2,856   $  3,294   $  2,802
Interest on projected benefit
 obligation                          8,823      8,158      7,281
Return on plan assets              (30,963)     1,346    (15,653)
Net deferral (amortization)         19,108    (14,092)     2,366
Voluntary early retirement
 program expense                      -         9,134      3,930
-----------------------------------------------------------------
  Net pension cost                $   (176)  $  7,840   $    726
=================================================================

    The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 7.5% in 1995 and 1993, and 8.5% in 1994. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in 1995 and 1994 and 11% in 1993.


                             - 15 -
    The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:

                                                 1995        1994
------------------------------------------------------------------
                                                    (In thousands)
Accumulated postretirement benefit
 obligation allocation:
    Retirees                                    $23,371    $28,056
    Fully eligible active plan participants       1,378      1,817
    Other active plan participants               18,988     18,263
-------------------------------------------------------------------
Accumulated postretirement benefit
 obligation                                      43,737     48,136
Plan assets at fair value                           160       -
-------------------------------------------------------------------
Accumulated postretirement benefit
 obligation in excess of plan assets             43,577     48,136
Unrecognized transition obligation              (23,047)   (30,588)
Unrecognized net loss                            (5,995)    (6,911)
-------------------------------------------------------------------
      Net postretirement benefit liability      $14,535    $10,637
===================================================================

    Net periodic postretirement benefit costs for the three years ended December 31, 1995 were computed as follows:

                                       1995       1994        1993
------------------------------------------------------------------
                                             (In thousands)
Service cost-benefits attributed
 to the period                        $1,090     $1,109    $   866
Interest cost on accumulated
 benefit obligation                    3,988      3,496      3,129
Amortization of transition obligation  1,699      1,699      1,699
Amortization of loss                     111        196       -
Voluntary early retirement
 program expense                        -           669      1,112
------------------------------------------------------------------
  Net periodic postretirement
   benefit cost                       $6,888     $7,169     $6,806
==================================================================
                             - 16 -
    The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.5% in 1995 and 1993 and 8.5% in 1994. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $6,300,000 and the aggregate annual service and interest costs by approximately $800,000.

    The PPUC authorized the Company to defer the incremental costs, resulting from a new accounting standard for postretirement benefits, for future recovery from its retail customers. Similar authorizations relating to some other utilities regulated by the PPUC were appealed by the Office of Consumer Advocate to the Commonwealth Court of Pennsylvania. The Commonwealth Court has issued conflicting opinions and both cases have been appealed to the Pennsylvania Supreme Court. Due to the uncertainty resulting from these conflicting opinions, the Company provided a reserve in the fourth quarter of 1994 of $8,728,000 ($5,066,000 after-tax) against the full amount deferred.

    TRANSACTIONS WITH AFFILIATED COMPANIES-Transactions with affiliated companies are included on the Statements of Income as follows:

                                       1995       1994       1993
-------------------------------------------------------------------
                                             (In thousands)
Operating revenues:
  Electric sales to Edison           $ 4,374    $ 8,884    $ 8,781
  Bruce Mansfield Plant
   administrative and general
   charges to Edison                   6,118      6,038      5,652
  Other transactions with
   Edison                                318        342        355
-------------------------------------------------------------------
                                     $10,810    $15,264    $14,788
===================================================================
Fuel and purchased power:
  Power purchased from Edison        $15,129    $12,673    $ 8,667
  Nuclear fuel leased from
   OES Fuel                           12,006     11,529     10,356
-------------------------------------------------------------------
                                     $27,135    $24,202    $19,023
===================================================================
Other operating costs:
  Rental of transmission
   lines from Edison                 $ 1,057    $ 1,102    $ 1,042
  Data processing services
   from Edison                         2,572      2,706      3,307
  Other transactions with Edison       3,987      3,908      4,345
-------------------------------------------------------------------
                                     $ 7,616    $ 7,716    $ 8,694
===================================================================
                             - 17 -
    SUPPLEMENTAL CASH FLOWS INFORMATION-All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $3,744,000, $7,566,000 and $2,357,000 for the years 1995, 1994 and
1993, respectively.

    All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                1995               1994
--------------------------------------------------------------
                         Carrying   Fair     Carrying   Fair
                          Value    Value      Value    Value
                         --------  -----     --------  -----
                                    (In millions)

Long-term debt            $376     $385        $419     $384
------------------------------------------------------------
Preferred stock           $ 15     $ 13        $ 15     $ 12
------------------------------------------------------------
Investments other than
 cash and cash
 equivalents              $  6     $  6        $  5     $  5
------------------------------------------------------------

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

    The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments of approximately $4,400,000. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding offset to the reserve for depreciation. The Company has no securities held for trading purposes.

                             - 18 -
    REGULATORY ASSETS-The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. The Company's rates currently exclude approximately $61,000,000 of deferred costs. In accordance with expected rate treatment based on PPUC precedent, it is improbable that the Company will be required to terminate application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in the foreseeable future.

    Regulatory assets on the Balance Sheets are comprised of the following:

                                                1995        1994
------------------------------------------------------------------
                                                 (In thousands)
Currently being recovered through rates:
  Customer receivables for future
   income taxes                               $106,862    $132,012
  Loss on reacquired debt                       11,009      11,967
  DOE decommissioning and
   decontamination costs                         4,170       4,582
  Deferred fuel costs                            7,040       7,195
-------------------------------------------------------------------
                                               129,081     155,756
-------------------------------------------------------------------

Not currently recovered through rates:
  Nuclear unit expenses                         21,180      21,180
  Perry Unit 2 termination                      39,639      38,066
-------------------------------------------------------------------
                                                60,819      59,246
-------------------------------------------------------------------
    Total                                     $189,900    $215,002
===================================================================

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

3. PERRY UNIT 2 TERMINATION:

    In December 1993, the Company announced that it would not participate in further construction of Perry Unit 2 and abandoned Perry Unit 2 as a possible electric generating plant. The Company expects its Perry Unit 2 investment to be recoverable from its PPUC

                             - 19 -
jurisdictional customers based on Section 520 of the Pennsylvania Public Utility Code. Due to the anticipated delay in commencement of recovery and taking into account the expected PPUC rate treatment, the Company recognized an impairment to its Perry Unit 2 investment of $24,458,000 in 1993, reducing net income by $14,165,000.

4. LEASES:

    The Company leases certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1995, are summarized as follows:

                                     1995       1994       1993
----------------------------------------------------------------
                                          (In thousands)
Operating leases
  Interest element                 $  289      $  208     $  171
  Other                             1,006         893        912
Capital leases
  Interest element                    818         945      1,070
  Other                             1,250       1,314      1,273
-----------------------------------------------------------------
Total rental payments              $3,363      $3,360     $3,426
=================================================================

The future minimum lease payments as of December 31, 1995, are:

                                           Capital    Operating
                                           Leases       Leases
---------------------------------------------------------------
                                            (In thousands)
1996                                      $ 1,850       $  247
1997                                        1,580          243
1998                                        1,352          239
1999                                        1,179          209
2000                                        1,079          199
Years thereafter                           12,594        3,580
---------------------------------------------------------------
Total minimum lease payments               19,634       $4,717
                                                        ======
Executory costs                             4,042
-------------------------------------------------
Net minimum lease payments                 15,592
Interest portion                            9,283
-------------------------------------------------
Present value of net minimum
 lease payments                             6,309
Less current portion                          817
-------------------------------------------------
Noncurrent portion                        $ 5,492
=================================================
                             - 20 -

5. CAPITALIZATION:

    (a) RETAINED EARNINGS-Under the Company's Charter, the
Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $72,076,000 at December 31, 1995.

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

    (d) LONG-TERM DEBT-The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.Maturing long-term debt (excluding capital leases) during the next five years are $53,000,000 in 1996, $850,000 in 1998, $487,000 in 1999 and $23,974,000 in 2000. Amounts
for 1996 include $3,000,000 of first mortgage bonds optionally redeemed in January 1996.

    The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

6. SHORT-TERM FINANCING ARRANGEMENTS:

    The Company has lines of credit with banks that provide for borrowings of up to $2,000,000 under various interest rate options. Short-term borrowings may be made under these lines of credit on the Company's unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.50%. These lines expire at various times during 1996.

    The Company also has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the PPUC to a total of $50,000,000. Either company can terminate the agreement with six months' notice.
                             - 21 -
7. COMMITMENTS, GUARANTEES AND CONTINGENCIES:

    CONSTRUCTION PROGRAM-The Company's current forecast reflects expenditures of approximately $105,000,000 for property additions and improvements from 1996 through 2000, of which approximately $24,000,000 is applicable to 1996. Investments for additional nuclear fuel during the 1996-2000 period are estimated to be approximately $31,000,000, of which approximately $5,000,000 applies to 1996. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $34,000,000 and $7,000,000, respectively, as the nuclear fuel is consumed.

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

    The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2,750,000,000 is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $61,100,000 of insurance coverage for replacement power costs for its interests in Perry and Beaver Valley Unit 1. Under these policies, the Company can be assessed a maximum of approximately $2,900,000 for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

    The Company intends to maintain insurance against nuclear risks as described above so long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

    GUARANTEES-The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1995, the Company's share of

                             - 22 -
the guarantee (which approximates fair market value) was $9,160,000. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract amounted to $9,793,000, $10,071,000 and $13,230,000 during 1995, 1994, and
1993, respectively. Under the coal supply contract, the Company's minimum payments in each year during the period 1996 through 1999 are approximately $4,000,000.

    ENVIRONMENTAL MATTERS-Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $2,000,000, which is included in the construction forecast under "Construction Program" for 1996 through 2000.

    The Company is in compliance with the sulfur dioxide (SO2) and nitrogen oxides (NOx) reductions required for 1995 under the Clean Air Act Amendments of 1990. SO2 reductions for the years 1995 through 1999 are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with the reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency is conducting additional studies which could indicate the need for additional NOx reductions from the Company's Pennsylvania facilities by the year 2003. The cost of such reductions, if required, may be substantial. The Company continues to evaluate its compliance plan and other compliance options.

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

8. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following summarizes certain operating results by quarter for 1995 and 1994.

                      March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended      1995        1995       1995        1995
------------------------------------------------------------------
                                     (In thousands)
Operating Revenues     $73,916    $77,622     $81,318     $81,786
Operating Expenses
 and Taxes              57,075     60,834      65,783      63,633
------------------------------------------------------------------
Operating Income        16,841     16,788      15,535      18,153
Other Income               756        479         334         644
Net Interest             8,191      7,648       7,433       7,328
------------------------------------------------------------------
Net Income             $ 9,406    $ 9,619     $ 8,436     $11,469
==================================================================
Earnings on Common
 Stock                 $ 8,246    $ 8,318     $ 7,279     $10,312


                      March 31,   June 30,   Sept. 30,   Dec. 31,
Three Months Ended      1994        1994       1994        1994
------------------------------------------------------------------
                                     (In thousands)
Operating Revenues     $78,358    $74,700     $77,055     $71,852
Operating Expenses
 and Taxes              60,172     60,997      57,437      59,691
------------------------------------------------------------------
Operating Income        18,186     13,703      19,618      12,161
Other Income               414        522         408         467
Net Interest             8,443      8,448       8,802       8,526
------------------------------------------------------------------
Net Income             $10,157    $ 5,777     $11,224     $ 4,102
==================================================================
Earnings on Common
 Stock                 $ 8,801    $ 4,096     $10,057     $ 2,942
==================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Pennsylvania Power
Company:

    We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1995 and 1994, and the related statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the financial statements, effective
January 1, 1993, the Company changed its method of accounting for unbilled revenues.



Arthur Andersen LLP

Cleveland, Ohio
February 8, 1996