Form 10-K, Exhibit 13
period 1996-12-31
PENNSYLVANIA POWER CO
filed 1997-03-21
CIK 77278

SELECTED FINANCIAL DATA                                                               Pennsylvania Power Company
----------------------------------------------------------------------------------------------------------------

                                              1996          1995         1994          1993          1992
                                           ---------     ---------     ---------     ---------     ---------
                                                                (Dollars in thousands)
Operating Revenues                        $  322,625     $  314,642   $  301,965    $  292,084    $  315,458
                                          ==========     ==========   ==========    ==========    ==========

Net Income                                $   40,587     $   38,930   $   31,260    $   21,317    $   30,956
                                          ==========     ==========   ==========    ==========    ==========

Earnings on Common Stock                  $   35,961     $   34,155   $   25,896    $   15,454    $   24,457
                                          ==========     ==========   ==========    ==========    ==========

Return on Average Common Equity                 12.8%          12.9%        10.0%          5.9%          9.2%
                                                ====           ====         ====           ===           ===

Cash Dividends on Common Stock            $   21,386     $   21,386   $   21,386    $   21,386    $   27,676
                                          ==========     ==========   ==========    ==========    ==========

Total Assets                              $1,065,895     $1,146,404   $1,193,198    $1,180,983    $  986,158
                                          ==========     ==========   ==========    ==========    ==========

CAPITALIZATION:
Common Stockholder's Equity               $  286,504     $  271,920   $  258,973    $  254,782    $  261,518
Preferred Stock-
  Not Subject to Mandatory Redemption         50,905         50,905       50,905        50,905        41,905
  Subject to Mandatory Redemption             15,000         15,000       15,000        20,500        30,362
Long-Term Debt                               310,996        338,670      424,457       440,555       398,630
                                          ----------     ----------   ----------    ----------    ----------
    Total Capitalization                  $  663,405     $  676,495   $  749,335    $  766,742    $   732,415
                                          ==========     ==========   ==========    ==========    ===========

CAPITALIZATION RATIOS:
Common Stockholder's Equity                     43.2%          40.2%        34.6%         33.2%          35.7%
Preferred Stock-
  Not Subject to Mandatory Redemption            7.7            7.5          6.8           6.6            5.7
  Subject to Mandatory Redemption                2.2            2.2          2.0           2.7            4.2
Long-Term Debt                                  46.9           50.1         56.6          57.5           54.4
                                               -----          -----        -----         -----          -----
    Total Capitalization                       100.0%         100.0%       100.0%        100.0%         100.0%
                                               =====          =====        =====         =====          =====

KILOWATT-HOUR SALES (Millions):
Residential                                    1,254          1,195        1,178         1,105          1,050
Commercial                                       996            938          891           831            782
Industrial                                     1,693          1,558        1,293         1,212          1,674
Other                                            126            151          148           139            138
                                               -----          -----        -----         -----          -----
  Subtotal                                     4,069          3,842        3,510         3,287          3,644
Parent Company                                   221            250          468           469            786
Other Utilities                                  765            685          466           748            906
                                               -----          -----        -----         -----          -----
    Total                                      5,055          4,777        4,444         4,504          5,336
                                               =====          =====        =====         =====          =====

CUSTOMERS SERVED:
Residential                                  127,936        126,480      124,951       123,316        121,879
Commercial                                    16,531         16,317       15,966        15,593         15,348
Industrial                                       225            223          219           221            235
Other                                             99             97           98            97            100
                                             -------        -------      -------       -------        -------
    Total                                    144,791        143,117      141,234       139,227        137,562
                                             =======        =======      =======       =======        =======

Average Annual Residential
 Kilowatt-Hours Used                           9,866          9,505        9,501         9,017          8,672
Cost of Fuel per Million Btu                 $  1.09       $   1.12     $   1.20      $   1.28       $   1.26
Peak Load (Megawatts)                            792            836          710           690            734
Generating Capability:
  Coal                                          72.1%          72.1%        72.1%         74.6%          74.6%
  Oil                                            3.0            3.0          3.0           2.8            2.8
  Nuclear                                       24.9           24.9         24.9          22.6           22.6
                                               -----          -----        -----         -----          -----
    Total                                      100.0%         100.0%       100.0%        100.0%         100.0%
                                               =====          =====        =====         =====          =====

SOURCES OF ELECTRIC GENERATION:
Coal                                            67.6%          65.6%         69.6%        76.8%          68.3%
Nuclear                                         32.4           34.4          30.4         23.2           31.7
                                               -----          -----         -----        -----          -----
    Total                                      100.0%         100.0%        100.0%       100.0%         100.0%
                                               =====          =====         =====        =====          =====

NUMBER OF EMPLOYEES                            1,015          1,220         1,255        1,355          1,432
                                               =====          =====         =====        =====          =====



                                                              - 1 -












             MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                 OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS-We continued to make significant progress during 1996 as the electric utility industry becomes more competitive in Pennsylvania. We achieved record operating revenues in 1996 over the previous record set in 1991. The higher revenues and our aggressive cost control efforts led to our third consecutive annual increase in net income. Our 1996 results reflect accelerated depreciation and amortization of nuclear and regulatory assets totaling approximately $28.5 million under our Rate Stability and Economic Development Plan.

         Our ongoing commitment to cost control continues to produce good results. Total operation and maintenance expenses in 1996 were lower than any year since our newest generating unit began commercial operation in 1987. A review of the work we do was an integral part of the Performance Initiatives program that began in 1993 and continues as a part of our Corporate Strategy program. Efficiencies continue to be identified which have resulted in further opportunities for restructuring. In 1996, we reduced our work force by 205 employees, mostly from restructuring activities in our districts and our generation group. We expect these actions to result in annual savings of approximately $13 million. Also, using economic value added-based justification for capital spending contributed to a $12 million reduction in our construction expenditures in 1996, compared to our base year of 1993.

         Higher operating revenues in 1996 were due to increased retail sales, which were partially offset by a decrease in other operating revenues resulting from reduced billings to Ohio Edison for Bruce Mansfield Plant costs. The following table summarizes the sources of changes in operating revenues for 1996 and 1995 as compared to the previous year:

                                                 1996       1995
                                                 ----       ----
                                                   (In millions)

Increased retail kilowatt-hour sales             $16.5     $18.6
Change in average retail electricity price         0.3      (5.1)
Sales to utilities                                (0.2)     (0.8)
Other                                             (8.6)       -
                                                 -----     -----
Net Increase                                     $ 8.0     $12.7
                                                 =====     =====

         The 1995 start-up of Caparo Steel Company, which purchased the assets of Sharon Steel Corporation, and an improving local economy helped us achieve a 6.8% increase in retail sales, following a 9.8% gain in 1995. Our customer base continues to grow with over 1,600 new retail customers added in 1996, after gaining nearly 1,900 customers the previous year. Residential sales were up 4.9% in 1996, after rising 1.5% last year.

                                  - 2 -
Commercial sales followed the same trend, increasing 6.1% and 5.3% in 1996 and 1995, respectively. Industrial sales increased 8.7% during the year. Excluding Caparo, industrial sales were up 1.9% in 1996 after increasing 6.3% the previous year. Sales to other utilities increased 5.5% in 1996, and were relatively flat in 1995 compared to 1994. As a result of these factors, total kilowatt-hour sales were up 5.8% in 1996, following a 7.5% increase in 1995.

         Because of higher kilowatt-hour sales, we spent more on fuel and purchased power in 1996 and 1995. Nuclear operating costs dropped 32.6% in 1996 due principally to lower refueling outage cost levels. Other operating costs in 1996 were slightly above the 1995 level, which decreased in comparison to 1994 due to a charge that year of approximately $8.4 million for a voluntary retirement program offered to qualifying employees.

         Higher depreciation charges in 1996 resulted mainly from $20 million of accelerated nuclear depreciation recognized under our regulatory plan referred to above. A higher level of depreciable utility plant and an increase in the accrual for nuclear decommissioning costs contributed to the 1995 increase, compared with the previous year. The 1996 change in amortization of net regulatory assets was due to the cost recovery taking place under our regulatory plan. 1995 results reflect no amortization of regulatory assets because we stopped deferring postretirement benefit costs in 1994 and provided a reserve against the amounts which had been deferred in 1993. The changes in general taxes are primarily due to 1995 property tax adjustments that totaled approximately $4.7 million.

         The increase in other income, compared to 1995, is principally due to a 1996 adjustment to the recoverable costs related to Perry Unit 2 as a result of our rate stability plan. Interest costs were lower in 1996 and 1995 due to our economic refinancings and redemption of higher-cost debt. During 1996, we reduced our total debt by more than $80 million. Preferred stock dividend requirements were down in 1995 due to the redemption of preferred stock in the second half of 1994. The 1994 amount also included a $325,000 charge for premiums paid on preferred stock redeemed in that year.

CAPITAL RESOURCES AND LIQUIDITY-Over the past five years, we have significantly improved our financial position as evidenced by our enhanced fixed charge coverage ratios and the percentage of common equity to total capitalization. Our SEC ratio of earnings to fixed charges improved to
3.49 at the end of 1996 from 2.37 at the end of 1991. The Company's indenture ratio, which is used to determine our ability to issue first mortgage bonds, increased from 3.36 at the end of 1991 to 4.96 at the end of 1996. Over the same period, the charter ratio-a measure of our ability to issue preferred stock-improved from 1.75 to 2.33, and our common equity percentage of capitalization rose from approximately 35% at the end of 1991 to over 43% at the end of 1996.



                                  - 3 -
         All cash requirements for the year, including debt repayments, were met with internally generated funds. Our cash requirements in 1997 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. Cash requirements of approximately $26 million for the 1997-2001 period to meet scheduled maturities of long-term debt are also expected to be funded internally.

         We had about $4 million of cash and temporary investments and no short-term indebtedness on December 31, 1996. We also had $2 million of unused short-term bank lines of credit, and $12 million of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

         During 1996, our capital spending (excluding nuclear fuel) totaled approximately $20 million. Our capital spending for the period 1997-2001 is expected to be about $100 million (excluding nuclear fuel), of which approximately $21 million applies to 1997. This is about $38 million lower than actual capital outlays over the past five years.

         Investments for additional nuclear fuel during the 1997-2001 period are estimated to be approximately $33 million, of which about $9 million applies to 1997. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $32 million and $7 million, respectively, as the nuclear fuel is consumed.

         Reference is made to Note 1 for a discussion of regulatory assets. In accordance with our regulatory plan, electric rates include recovery of all regulatory assets, including accelerated recovery of those regulatory assets.

OUTLOOK-On December 3, 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act", under which residents of Pennsylvania will be permitted to choose their electric generation supplier, while transmission and distribution services will continue to be supplied by their current providers. Customer choice will be phased in over three years, beginning in 1999, after a two-year pilot program. The new Pennsylvania law also establishes procedures and standards for the recovery of stranded costs over an eight to nine-year period in the form of a transition charge on customer billings, and allows utilities to seek Pennsylvania Public Utility Commission (PPUC) approval to securitize, or refinance, stranded costs which have been determined by the PPUC to be recoverable. This legislation continues to provide for cost recovery in a manner which meets the criteria for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

         Our regulatory plan provides the foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. For the plan to succeed, it is imperative that we build on the success of our Performance Initiatives and Corporate Strategy programs and continue to find ways to increase revenue, reduce costs and enhance shareholder value.
                                  - 4 -
         On September 13, 1996, our parent company, Ohio Edison, entered into an agreement to merge with Centerior Energy Corporation under a new holding company called FirstEnergy Corp. If the merger is approved, Ohio Edison will become a subsidiary of FirstEnergy, but will remain the Company's parent.

         The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB has indicated that it plans to issue a revised proposal or final accounting standard in 1997.

         The Clean Air Act Amendments of 1990, discussed in Note 6, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.


































                                  - 5 -

STATEMENTS OF INCOME                                                   Pennsylvania Power Company
-------------------------------------------------------------------------------------------------

For the Years Ended December 31,                        1996        1995        1994
                                                      --------    --------    --------
                                                               (In thousands)
OPERATING REVENUES                                    $322,625    $314,642    $301,965
                                                      --------    --------    --------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                              67,443      63,059      59,529
  Nuclear operating costs                               22,064      32,759      33,480
  Other operating costs                                 59,753      58,959      65,424
                                                      --------    --------    --------
    Total operation and maintenance expenses           149,260     154,777     158,433
  Provision for depreciation                            51,579      33,152      29,108
  Amortization of net regulatory assets                  5,535        -          4,339
  General taxes                                         24,015      28,278      23,137
  Income taxes                                          29,907      31,118      23,280
                                                      --------    --------    --------
    Total operating expenses and taxes                 260,296     247,325     238,297
                                                      --------    --------    --------

OPERATING INCOME                                        62,329      67,317      63,668

OTHER INCOME                                             5,760       2,213       1,811
                                                      --------    --------    --------

TOTAL INCOME                                            68,089      69,530      65,479
                                                      --------    --------    --------

NET INTEREST:
  Interest on long-term debt                            25,715      28,937      32,130
  Interest on nuclear fuel obligations                     219         407         519
  Allowance for borrowed funds used during
     construction                                         (387)       (750)       (728)
  Other interest expense                                 1,955       2,006       2,298
                                                      --------    --------    --------
    Net interest                                        27,502      30,600      34,219
                                                      --------    --------    --------

NET INCOME                                              40,587      38,930      31,260

PREFERRED STOCK DIVIDEND REQUIREMENTS                    4,626       4,775       5,364
                                                      --------    --------    --------

EARNINGS ON COMMON STOCK                              $ 35,961    $ 34,155    $ 25,896
                                                      ========    ========    ========

The accompanying Notes to Financial Statements are an integral part of these statements.


                                                - 6 -

































BALANCE SHEETS                                                    Pennsylvania Power Company
--------------------------------------------------------------------------------------------
At December 31,                                                  1996          1995
                                                               --------      --------
                                                                   (In thousands)
                          ASSETS
UTILITY PLANT:
In service, at original cost                                  $1,228,618     $1,215,274
Less-Accumulated provision for depreciation                      465,003        426,974
                                                              ----------     ----------
                                                                 763,615        788,300
                                                              ----------     ----------
Construction work in progress-
  Electric plant                                                   7,645         10,997
  Nuclear fuel                                                     1,803          7,858
                                                              ----------     ----------
                                                                   9,448         18,855
                                                              ----------     ----------
                                                                 773,063        807,155
                                                              ----------     ----------

OTHER PROPERTY AND INVESTMENTS                                    21,131         14,550
                                                              ----------     ----------
CURRENT ASSETS:
Cash and cash equivalents                                          1,387         20,984
Notes receivable from parent company (Note 4)                      2,500         22,000
Accounts receivable-
  Customers (less accumulated provisions of $569,000
   and $563,000, respectively, for uncollectible accounts)        38,054         35,987
  Parent company                                                  14,450         14,965
  Other                                                           14,970         15,329
Materials and supplies, at average cost                           14,269         15,588
Prepayments                                                        1,576          2,113
                                                              ----------     ----------
                                                                  87,206        126,966
                                                              ==========     ==========
DEFERRED CHARGES:
Regulatory assets                                                177,283        189,900
Other                                                              7,212          7,833
                                                              ----------     ----------
                                                                 184,495        197,733
                                                              ----------     ----------
                                                              $1,065,895     $1,146,404
                                                              ==========     ==========

            CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                   $  286,504      $ 271,920
Preferred stock-
  Not subject to mandatory redemption                             50,905         50,905
  Subject to mandatory redemption                                 15,000         15,000
Long-term debt-
  Associated companies                                             7,245         11,648
  Other                                                          303,751        327,022
                                                              ----------      ---------
                                                                 663,405        676,495
                                                              ----------      ---------
CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                             6,784          6,180
  Other                                                              712         53,817
Accounts payable-
  Associated companies                                             8,084         10,593
  Other                                                           25,686         26,013
Accrued taxes                                                     14,823         16,221
Accrued interest                                                   7,382          8,487
Other                                                             21,199         28,345
                                                              ----------     ----------
                                                                  84,670        149,656
                                                              ----------     ----------
DEFERRED CREDITS:
Accumulated deferred income taxes                                253,776        260,458
Accumulated deferred investment tax credits                       28,383         30,521
Other                                                             35,661         29,274
                                                              ----------     ----------
                                                                 317,820        320,253
                                                              ----------     ----------

COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 2 & 5)       ----------     ----------
                                                              $1,065,895     $1,146,404
                                                              ==========     ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.


                                                          - 7 -

STATEMENTS OF CAPITALIZATION                                                       Pennsylvania Power Company
-------------------------------------------------------------------------------------------------------------
                                 (Dollars in thousands, except per share amounts)
At December 31,                                                                                1996      1995
                                                                                             --------  --------
COMMON STOCKHOLDER'S EQUITY:
Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding       $188,700  $188,700
  Other paid-in capital                                                                          (413)     (422)
  Retained earnings (Note 3a)                                                                  98,217    83,642
                                                                                             --------  --------
    Total common stockholder's equity                                                         286,504   271,920
                                                                                             --------  --------

                                          Number of Shares              Optional
                                            Outstanding              Redemption Price
                                        --------------------     ------------------------
                                          1996        1995       Per Share      Aggregate
                                        --------    --------     ---------      ---------
PREFERRED STOCK (Note 3b):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not subject to mandatory redemption:
      4.24%                              40,000       40,000     $  103.13      $  4,125       4,000      4,000
      4.25%                              41,049       41,049        105.00         4,310       4,105      4,105
      4.64%                              60,000       60,000        102.98         6,179       6,000      6,000
      7.64%                              60,000       60,000        101.42         6,085       6,000      6,000
      7.75%                             250,000      250,000           -             -        25,000     25,000
      8.00%                              58,000       58,000        102.07         5,920       5,800      5,800
                                        -------      -------                    --------    --------   --------
        Total not subject to
         mandatory redemption           509,049      509,049                    $ 26,619      50,905     50,905
                                        =======      =======                    ========    --------   --------

  Subject to mandatory
   redemption (Note 3c):
      7.625%                            150,000      150,000                                  15,000     15,000
                                        =======      =======                                --------   --------

LONG-TERM DEBT (Note 3d):
  First mortgage bonds-
      9.000% due 1996                                                                           -        50,000
      9.740% due 1999-2019                                                                    20,000     20,000
      7.500% due 2003                                                                         40,000     40,000
      6.375% due 2004                                                                         37,000     50,000
      6.625% due 2004                                                                         20,000     20,000
      8.500% due 2022                                                                         27,250     27,250
      7.625% due 2023                                                                          6,500     19,500
                                                                                            --------   --------
        Total first mortgage bonds                                                           150,750    226,750
                                                                                            --------   --------
  Secured notes-
      4.750% due 1998                                                                            850        850
      6.080% due 2000                                                                         23,000     23,000
      5.400% due 2013                                                                          1,000      1,000
      5.400% due 2017                                                                         10,600     10,600
      7.150% due 2017                                                                         17,925     17,925
      5.900% due 2018                                                                         16,800     16,800
      8.100% due 2018                                                                         10,300     10,300
      8.100% due 2020                                                                          5,200      5,200
      7.150% due 2021                                                                         14,482     14,482
      6.150% due 2023                                                                         12,700     12,700
      6.450% due 2027                                                                         14,500     14,500
      5.450% due 2028                                                                          6,950      6,950
      6.000% due 2028                                                                         14,250     14,250
      5.950% due 2029                                                                            238        238
                                                                                            --------   --------
        Total secured notes                                                                  148,795    148,795

  Other obligations-
    Nuclear fuel                                                                              14,029     17,828
    Capital leases (Note 2)                                                                    5,651      6,309
                                                                                            --------   --------
      Total other obligations                                                                 19,680     24,137
                                                                                            --------   --------
  Net unamortized discount on debt                                                              (733)    (1,015)
                                                                                            --------   --------
  Long-term debt due within one year                                                          (7,496)   (59,997)
                                                                                            --------   --------
      Total long-term debt                                                                   310,996    338,670
                                                                                            --------   --------
TOTAL CAPITALIZATION                                                                        $663,405   $676,495
                                                                                            ========   ========

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF RETAINED EARNINGS                                                        Pennsylvania Power Company
-----------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                                   1996       1995       1994
                                                                                 --------   --------   --------
                                                                                         (In thousands)
Balance at beginning of year                                                     $ 83,642   $ 70,873   $ 66,392
Net income                                                                         40,587     38,930     31,260
                                                                                 --------   --------   --------
                                                                                  124,229    109,803     97,652
                                                                                 --------   --------   --------

Cash dividends on common stock                                                     21,386     21,386     21,386
Cash dividends on preferred stock                                                   4,626      4,775      5,035
Premium on redemption of preferred stock                                             -          -           358
                                                                                 --------   --------   --------
                                                                                   26,012     26,161     26,779
                                                                                 --------   --------   --------
Balance at end of year (Note 3a)                                                 $ 98,217   $ 83,642   $ 70,873
                                                                                 ========   ========   ========



                                    STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
-----------------------------------------------------------------------------------------------------------------


                                                                                   Preferred Stock
                                                                      -------------------------------------------
                                                                         Not Subject to           Subject to
                                               Common Stock           Mandatory Redemption   Mandatory Redemption
                                     ------------------------------   --------------------   --------------------
                                                             Other
                                       Number       Par     Paid-In    Number        Par       Number       Par
                                     of Shares     Value    Capital   of Shares     Value    of Shares     Value
                                     ---------   ---------  -------   ---------    -------   ---------    --------
                                                                   (Dollars in thousands)
Balance, January 1, 1994              6,290,000   $188,700   $(310)    509,049     $50,905    213,616      $21,362
  Minimum liability for unfunded
   retirement benefits                                        (290)
Redemptions-
      11.00% Series                                                                            (3,616)        (362)
      13.00% Series                                                                           (60,000)      (6,000)
                                      ---------   --------   -----     -------     -------    -------      -------
Balance, December 31, 1994            6,290,000    188,700    (600)    509,049      50,905    150,000       15,000
  Minimum liability for unfunded
   retirement benefits                                         178
                                      ---------   --------   -----     -------     -------    -------      -------
Balance, December 31, 1995            6,290,000    188,700    (422)    509,049      50,905    150,000       15,000
  Minimum liability for unfunded
   retirement benefits                                           9
                                      ---------   --------   -----     -------     -------    -------      -------
Balance, December 31, 1996            6,290,000   $188,700   $(413)    509,049     $50,905    150,000      $15,000
                                      =========   ========   =====     =======     =======    =======      =======

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS                                              Pennsylvania Power Company
-------------------------------------------------------------------------------------------------


For the Years Ended December 31,                         1996        1995        1994
                                                       --------    --------    --------
                                                                (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $ 40,587    $ 38,930    $ 31,260
Adjustments to reconcile net income to net cash
 from operating activities:
  Provision for depreciation                             51,579      33,152      29,108
  Nuclear fuel and lease amortization                     8,693      11,337      10,656
  Amortization of net regulatory assets                   5,535        -          4,339
  Deferred income taxes, net                                396       8,144       7,578
  Investment tax credits, net                            (2,138)     (1,688)     (1,351)
  Allowance for equity funds used during construction      -           -           (408)
  Deferred fuel costs, net                                3,220         155      (4,091)
  Receivables                                            (1,193)         64      (1,059)
  Materials and supplies                                  1,319       1,451        (601)
  Accounts payable                                       (2,472)      1,848      (1,686)
  Other                                                 (13,787)     11,003      31,051
                                                       --------    --------    --------
    Net cash provided from operating activities          91,739     104,396     104,796
                                                       --------    --------    --------


CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt                                             -         13,528      11,868
Redemptions and Repayments-
  Preferred stock                                          -           -          6,687
  Long-term debt                                         84,347      67,337      23,655
Dividend Payments-
  Common stock                                           21,386      21,386      21,386
  Preferred stock                                         4,626       4,775       5,035
                                                       --------    --------    --------
    Net cash used for financing activities              110,359      79,970      44,895
                                                       --------    --------    --------


CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                       20,361      29,705      30,072
Loan to parent                                             -           -         25,000
Loan payment from parent                                (19,500)     (3,000)       -
Sale of utility property to parent                         -         (4,249)       -
Other                                                       116      (1,814)        448
                                                       --------    --------    --------
    Net cash used for investing activities                  977      20,642      55,520
                                                       --------    --------    --------
Net increase (decrease) in cash and cash equivalents    (19,597)      3,784       4,381
Cash and cash equivalents at beginning of year           20,984      17,200      12,819
                                                       --------    --------    --------
Cash and cash equivalents at end of year               $  1,387    $ 20,984    $ 17,200
                                                       ========    ========    ========


SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                $ 26,653    $ 30,215    $ 31,738
  Income taxes                                           36,815      26,605      19,873

The accompanying Notes to Financial Statements are an integral part of these statements.

STATEMENTS OF TAXES                                                 Pennsylvania Power Company

For the Years Ended December 31,                                    1996         1995         1994
                                                                  --------     --------     --------
                                                                            (In thousands)
GENERAL TAXES:
State gross receipts                                              $ 12,305     $ 11,680     $ 11,024
Real and personal property                                           6,178       11,222        6,699
State capital stock                                                  2,820        2,499        2,440
Social security and unemployment                                     2,064        2,440        2,590
Other                                                                  648          437          384
                                                                  --------     --------     --------
    Total general taxes                                           $ 24,015     $ 28,278     $ 23,137
                                                                  ========     ========     ========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                         $ 27,282     $ 20,352      $ 11,040
  State                                                              7,881        5,783         7,066
                                                                  --------     --------      --------
                                                                    35,163       26,135        18,106
                                                                  --------     --------      --------
Deferred, net-
  Federal                                                              272        6,222         8,088
  State                                                                124        1,922          (510)
                                                                  --------     --------      --------
                                                                       396        8,144         7,578
                                                                  --------     --------      --------
Investment tax credit amortization                                  (2,138)      (1,688)       (1,351)
                                                                  --------     --------      --------
    Total provision for income taxes                              $ 33,421     $ 32,591      $ 24,333
                                                                  ========     ========      ========

INCOME STATEMENT CLASSIFICATION OF
PROVISION FOR INCOME TAXES:
Operating expenses                                                $ 29,907     $ 31,118      $ 23,280
Other income                                                         3,514        1,473         1,053
                                                                  --------     --------      --------
    Total provision for income taxes                              $ 33,421     $ 32,591      $ 24,333
                                                                  ========     ========      ========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                     $ 74,008     $ 71,521      $ 55,593
                                                                  ========     ========      ========
Federal income tax expense at statutory rate                      $ 25,903     $ 25,032      $ 19,458
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit              5,203        5,008         4,261
  Amortization of investment tax credits                            (2,138)      (1,688)       (1,351)
  Amortization of tax regulatory assets                              4,423        4,398         2,231
  Other, net                                                            30         (159)         (266)
                                                                  --------     --------      --------
    Total provision for income taxes                              $ 33,421     $ 32,591      $ 24,333
                                                                  ========     ========      ========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                        $178,886     $178,589      $178,345
Allowance for equity funds used during construction                 33,677       38,894        39,921
Deferred nuclear expense                                             8,031        8,681         8,914
Customer receivables for future income taxes                        40,901       43,801        55,498
Unamortized investment tax credits                                 (11,635)     (12,510)      (13,557)
Other                                                                3,916        3,003         8,421
                                                                  --------     --------      --------
    Net deferred income tax liability                             $253,776     $260,458      $277,542
                                                                  ========     ========      ========

The accompanying Notes to Financial Statements are an integral part of these statements.

                NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company, a wholly owned subsidiary of Ohio Edison Company (Edison), follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.

REVENUES-The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

         Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1996 or 1995, with respect to any particular segment of the Company's customers.

REGULATORY PLAN-The Company's Rate Stability and Economic Development Plan was approved by the PPUC in the second quarter of 1996. The regulatory plan maintains current base electric rates for the Company through June 20, 2006, and revised the Company's fuel cost recovery method.

         All of the Company's regulatory assets are being recovered under provisions of the regulatory plan. In addition, the PPUC has authorized the Company to recognize additional depreciation expense related to its generating assets and additional amortization of regulatory assets during the ten-year regulatory plan period of at least $358 million more than the amounts that would have been recognized if the regulatory plan was not in effect. These additional amounts are being recovered through current rates.

         In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which will permit residents, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services will continue to be supplied by their current providers. Customer choice would be phased in over three years, beginning in 1999, after a two-year pilot program.

UTILITY PLANT AND DEPRECIATION-Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).


                                  - 12 -
         The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.7% in 1996, 1995 and 1994. In addition to the straight-line depreciation recognized in 1996, the Company also recognized additional capital recovery of $20 million as additional depreciation expense in accordance with the regulatory plan.

         Depreciation expense in 1996 included approximately $2.8 million for future decommissioning costs applicable to the Company's ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $74 million in current dollars and (using a 2.8% escalation rate) approximately $142 million in future dollars. The estimated obligation (based on site-specific studies) and the escalation rate were developed using information obtained from consultants. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $5 million for decommissioning through its electric rates from customers through December 31, 1996; such amounts are reflected in the reserve for depreciation on the Balance Sheet. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $4.9 million invested in external decommissioning trust funds as of December 31, 1996. Earnings on these funds are reinvested with a corresponding increase to the depreciation reserve. The Company has also recognized an estimated liability of approximately $3.6 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

         The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB has indicated that it plans to issue a revised proposal or final accounting standard in 1997.

COMMON OWNERSHIP OF GENERATING FACILITIES-The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1996, include the following:




                                  - 13 -
                       Utility   Accumulated  Construc-  Company's
                        Plant     Provision     tion      Owner-
    Generating           in          for       Work in     ship
      Units            Service   Depreciation  Progress  Interest
------------------------------------------------------------------
                              (In millions)

W. H. Sammis #7       $ 57.5       $ 19.5       $  -      20.80%
Bruce Mansfield
 #1, #2 and #3          93.4         43.4         .2       5.76%
Beaver Valley #1       226.0        101.9         .8      17.50%
Perry #1               340.0         93.7         .4       5.24%
----------------------------------------------------------------
    Total             $716.9       $258.5       $1.4
================================================================

NUCLEAR FUEL-OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

         Minimum lease payments during the next five years are estimated to be as follows:

                            (In millions)
-----------------------------------------------------------------
                     1997                 $6.8
                     1998                  3.4
                     1999                  2.0
                     2000                  1.5
                     2001                   .4
-----------------------------------------------------------------

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




                                  - 14 -
RETIREMENT BENEFITS-The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 1996.

         The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:

                                        1996           1995
------------------------------------------------------------------
                                           (In millions)
Actuarial present value of benefit
 obligations:
    Vested benefits                   $ 94.7          $ 98.5
    Nonvested benefits                   8.2             8.5
-----------------------------------------------------------------
Accumulated benefit obligation        $102.9          $107.0
=================================================================

Plan assets at fair value             $150.5          $136.3
Actuarial present value of projected
  benefit obligation                   122.8           131.3
------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                    27.7             5.0
Unrecognized net gain                  (21.8)           (3.4)
Unrecognized prior service cost          4.1             5.0
Unrecognized net transition asset       (6.3)           (7.4)
------------------------------------------------------------------
  Net pension asset (liability)       $  3.7           $ (.8)
==================================================================

         The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1996, were computed as follows:

                                   1996       1995       1994
------------------------------------------------------------------
                                         (In millions)
Service cost-benefits earned
  during the period              $  3.2      $  2.9     $  3.3
Interest on projected benefit
  obligation                        9.5         8.8        8.2
Return on plan assets             (22.5)      (31.0)       1.3
Net deferral (amortization)         9.6        19.1      (14.1)
Voluntary early retirement
  program expense                    -           -         9.1
Gain on plan curtailment           (4.3)         -          -
------------------------------------------------------------------
  Net pension cost               $ (4.5)     $  (.2)    $  7.8
==================================================================
                                  - 15 -
         The assumed discount rates used in determining the actuarial present value of the projected benefit obligation was 7.5% in 1996 and 1995 and 8.5% in 1994. The assumed rate of increase in future compensation levels used to measure this obligation was 4.5% in each year. Expected long-term rates of return on plan assets were assumed to be 10% in each year.

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

         In accordance with Statement of Financial Accounting Standards
(SFAS) No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the net pension costs shown above and the postretirement benefit costs shown below include curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations in connection with the Company's 1996 restructuring activities represent a plan curtailment that significantly reduces the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increases the net pension asset and is shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, is shown as a plan curtailment loss.

         The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:
















                                  - 16 -

                                                  1996      1995
----------------------------------------------------------------
                                                   (In millions)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                                      $24.4     $23.3
    Fully eligible active plan participants         2.2       1.4
    Other active plan participants                 17.1      19.0
-----------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                       43.7      43.7
Plan assets at fair value                            .2        .2
-----------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets              43.5      43.5
Unrecognized transition obligation                (18.5)    (23.0)
Unrecognized net loss                              (3.0)     (6.0)
-----------------------------------------------------------------
    Net postretirement benefit liability          $22.0     $14.5
=================================================================

         Net periodic postretirement benefit costs for the three years ended December 31, 1996 were computed as follows:

                                               1996   1995   1994
-----------------------------------------------------------------
                                                (In millions)
Service cost-benefits attributed
  to the period                                $1.1   $1.1   $1.1
Interest cost on accumulated
  benefit obligation                            3.2    4.0    3.5
Amortization of transition obligation           1.3    1.7    1.7
Amortization of loss                             .1     .1     .2
Voluntary early retirement
  program expense                                -      -      .7
Loss on plan curtailment                        3.5     -      -
-----------------------------------------------------------------
  Net periodic postretirement benefit cost     $9.2   $6.9   $7.2
=================================================================

         The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.5% in 1996 and 1995 and 8.5% in 1994. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $6.5 million and the aggregate annual service and interest costs by approximately $0.8 million.

         The PPUC authorized the Company to defer incremental costs resulting from a 1993 accounting standard for postretirement benefits, for future recovery from its retail customers. Similar authorizations relating

                                  - 17 -
to some other utilities regulated by the PPUC were appealed by the Office of Consumer Advocate to the Commonwealth Court of Pennsylvania. The Commonwealth Court has issued conflicting opinions and both cases have been appealed to the Pennsylvania Supreme Court. Due to the uncertainty resulting from these conflicting opinions, the Company provided a reserve of $4.3 million ($2.5 million after-tax) in 1994, representing the amount deferred in 1993.

TRANSACTIONS WITH AFFILIATED COMPANIES-Transactions with affiliated companies are included on the Statements of Income as follows:

                                               1996   1995   1994
------------------------------------------------------------------
                                                  (In millions)
Operating revenues:
  Electric sales to Edison                    $ 3.6   $ 4.4  $ 8.9
  Bruce Mansfield Plant
    administrative and general
    charges to Edison                            -      6.1    6.0
  Other transactions with
    Edison                                       .4      .3     .4
------------------------------------------------------------------
                                              $ 4.0   $10.8  $15.3
==================================================================
Fuel and purchased power:
  Power purchased from Edison                 $13.2   $15.1  $12.7
  Nuclear fuel leased from
    OES Fuel                                    9.6    12.0   11.5
------------------------------------------------------------------
                                              $22.8   $27.1  $24.2
==================================================================
Other operating costs:
  Rental of transmission
    lines from Edison                         $ 1.0   $ 1.0  $ 1.1
  Data processing services
    from Edison                                 2.5     2.6    2.7
  Other transactions with
    Edison                                      3.9     4.0    3.9
------------------------------------------------------------------
                                              $ 7.4   $ 7.6  $ 7.7
==================================================================

SUPPLEMENTAL CASH FLOWS INFORMATION-All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $4.1 million, $3.7 million and $7.6 million for the years 1996, 1995 and 1994, respectively.

         All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting

                                  - 18 -
principles and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                      1996           1995
--------------------------------------------------------------
                              Carrying   Fair  Carrying   Fair
                               Value    Value   Value    Value
                              --------  -----  --------  -----
                                       (In millions)

Long-term debt                  $300    $302     $376     $385
--------------------------------------------------------------
Preferred stock                 $ 15    $ 14     $ 15     $ 13
--------------------------------------------------------------
Investments other than
 cash and cash  equivalents     $  8    $  9     $  6     $  6
---------------------------------------------------------------

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

         The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding offset to the reserve for depreciation. The Company has no securities held for trading purposes.

REGULATORY ASSETS-The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan and the recently enacted Pennsylvania law which continues to provide for stranded investment recovery, the Company believes it will continue to be able to bill and collect cost-based rates; accordingly, it is improbable that the Company will be required to terminate application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," in the foreseeable future. The Company also recognized additional cost recovery of $8 million as additional regulatory asset amortization in 1996 in accordance with its regulatory plan.


                                  - 19 -
         Regulatory assets on the Balance Sheets are comprised of the following:

                                                   1996      1995
-----------------------------------------------------------------
                                                  (In millions)
  Customer receivables for future income taxes    $ 99.8    $106.9
  Nuclear unit expenses                             19.6      21.2
  Perry Unit 2 termination                          40.4      39.6
  Loss on reacquired debt                            9.8      11.0
  DOE decommissioning and
    decontamination costs                            3.9       4.2
  Deferred fuel costs                                3.8       7.0
------------------------------------------------------------------
      Total                                       $177.3    $189.9
==================================================================

2. LEASES:

         The Company leases certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1996, are summarized as follows:




























                                  - 20 -

                                               1996   1995   1994
-----------------------------------------------------------------
                                                  (In millions)
Operating leases
  Interest element                             $ .5   $ .3   $ .2
  Other                                         1.3    1.0     .9
Capital leases
  Interest element                               .7     .8    1.0
  Other                                          .9    1.3    1.3
-----------------------------------------------------------------
Total rental payments                          $3.4   $3.4   $3.4
=================================================================

The future minimum lease payments as of  December 31, 1996, are:

                                            Capital  Operating
                                            Leases     Leases
---------------------------------------------------------------
                                               (In millions)
1997                                         $ 1.7      $ .3
1998                                           1.4        .2
1999                                           1.2        .2
2000                                           1.0        .2
2001                                           1.0        .2
Years thereafter                              11.6       3.4
--------------------------------------------------------------
Total minimum lease payments                  17.9      $4.5
                                                        ====
Executory costs                                3.7
--------------------------------------------------
Net minimum lease payments                    14.2
Interest portion                               8.6
--------------------------------------------------
Present value of net minimum lease payments    5.6
Less current portion                            .7
--------------------------------------------------
Noncurrent portion                           $ 4.9
==================================================

3. CAPITALIZATION:

a. RETAINED EARNINGS-Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $86.7 million at December 31, 1996.

b. PREFERRED STOCK-The Company's 7.625% and 7.75% series of preferred stock have restrictions which prevent early redemption prior to October 1997 and July 2003, respectively. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.



                                  - 21 -
c. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

d. LONG-TERM DEBT-The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company. Long-term debt maturities (excluding capital leases) during the next five years are $.9 million in 1998, $.5 million in 1999, $24.0 million in 2000 and $1.0 million in 2001.

         The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

4.  SHORT-TERM FINANCING ARRANGEMENTS:

         The Company has lines of credit with banks that provide for borrowings of up to $2 million under various interest rate options. Short-term borrowings may be made under these lines of credit on the Company's unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.50%. These lines expire at various times during 1997.

         The Company also has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the PPUC to a total of $50 million. Either company can terminate the agreement with six months' notice.

5.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

CONSTRUCTION PROGRAM-The Company's current forecast reflects expenditures of approximately $100 million for property additions and improvements from 1997 through 2001, of which approximately $21 million is applicable to 1997. Investments for additional nuclear fuel during the 1997-2001 period are estimated to be approximately $33 million, of which approximately $9 million applies to 1997. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $32 million and $7 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in Beaver Valley Unit 1 and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate


                                  - 22 -
share of any assessments under the retrospective rating plan) would be $18 million per incident but not more than $2.3 million in any one year for each incident.

         The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $70 million of insurance coverage for replacement power costs for its interests in Perry and Beaver Valley Unit
1. Under these policies, the Company can be assessed a maximum of approximately $3 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

GUARANTEES-The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1996, the Company's share of the guarantee (which approximates fair market value) was $7.3 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract amounted to $11.1 million, $9.8 million and $10.1 million during 1996, 1995, and 1994, respectively. The Company's minimum annual payments are approximately $4 million under the contract, which expires December 31, 1999.

ENVIRONMENTAL MATTERS-Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $1 million, which is included in the construction forecast under "Construction Program" for 1997 through 2001.

         The Company was in compliance with the sulfur dioxide (SO2) and nitrogen oxides (NOx) reduction requirements for 1996 under the Clean Air Act Amendments of 1990. SO2 reductions through the year 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with the reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency is conducting additional studies which could indicate the need for additional NOx reductions from the Company's Pennsylvania facilities by the year 2003.
                                  - 23 -
The cost of such reductions, if required, may be substantial. The Company continues to evaluate its compliance plan and other compliance options.

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

6.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

         The following summarizes certain operating results by quarter for 1996 and 1995.

                           March 31,  June 30,  Sept. 30,  Dec. 31,
Three Months Ended          1996        1996      1996      1996
-------------------------------------------------------------------
                                          (In millions)
Operating Revenues           $80.3     $81.3      $80.5     $80.5
Operating Expenses
 and Taxes                    60.4      66.3       66.4      67.2
-------------------------------------------------------------------
Operating Income              19.9      15.0       14.1      13.3
Other Income                    .3       3.9         .9        .6
Net Interest                   7.2       6.9        6.9       6.5
-------------------------------------------------------------------
Net Income                   $13.0     $12.0      $ 8.1     $ 7.4
===================================================================
Earnings on
 Common Stock                $11.9     $10.9      $ 7.0     $ 6.2
===================================================================


                           March 31,  June 30,  Sept. 30,  Dec. 31,
Three Months Ended          1996        1996      1996       1996
-------------------------------------------------------------------
                                          (In millions)

Operating Revenues           $73.9     $77.6      $81.3     $81.8
Operating Expenses
 and Taxes                    57.1      60.8       65.8      63.6
-------------------------------------------------------------------
Operating Income              16.8      16.8       15.5      18.2
Other Income                    .8        .4         .3        .6
Net Interest                   8.2       7.6        7.4       7.3
-------------------------------------------------------------------
Net Income                   $ 9.4     $ 9.6      $ 8.4     $11.5
===================================================================
Earnings on
 Common Stock                $ 8.2     $ 8.3      $ 7.3     $10.3
===================================================================
                                  - 24 -
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Pennsylvania Power Company:

         We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1996 and 1995, and the related statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Cleveland, Ohio
February 7, 1997
















                                  - 25 -